SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number : 1-14118

MANAGEMENT PROXY CIRCULAR

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
          NOTICE IS HEREBY GIVEN that an Annual Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor World Inc. (“Quebecor World” or the “Corporation”) will be held in Studio “G” at 1600 de Maisonneuve Boulevard East, Montreal, Quebec, Canada on Wednesday, May 10, 2006 at 10:00 a.m. (the “Meeting”), for the purposes of:
1.	receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the Auditors’ Report thereon;

2.	electing the directors of the Corporation;
3.	renewing the mandate of the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;
4.	considering the shareholder proposal set out in Schedule E to the Management Proxy Circular; and

5.	transacting such other business as may properly be brought before the Meeting.
Enclosed are the Corporation’s Management Proxy Circular and a form of proxy, including a consent form for the electronic delivery of documents.

BY ORDER OF THE BOARD OF DIRECTORS

Louis St-Arnaud
Senior Vice President, Legal Affairs and Corporate Secretary
Montreal, Canada
March 22, 2006

IMPORTANT
Shareholders registered at the close of business on March 13, 2006 are entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose. To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than May 8, 2006 at 5:00 p.m. (local time).

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MANAGEMENT PROXY CIRCULAR
612 St. Jacques Street
Montreal, Quebec
Canada
H3C 4M8
          This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation by the Management of Quebecor World Inc. (“Quebecor World” or the “Corporation”) of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 10, 2006 (the “Meeting”) at the time and place and for the purposes mentioned in the Notice of Meeting and at any and all adjournments thereof.
          Except as otherwise indicated, the information contained herein is given as at March 1, 2006. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On December 31, 2005, the Bank of Canada quoted the closing exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.1630 per US$1.00.
          Proxies are solicited primarily by mail. However, proxies may also be solicited by officers and employees of the Corporation, but without additional compensation. The cost of soliciting proxies for registered shareholders and non-objecting beneficial owners will be borne by the Corporation. This cost is expected to be nominal.
SECTION 1 — Voting and Proxies
Who can vote?
          Holders of Multiple Voting Shares and Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business on March 13, 2006 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy at the Meeting. As at March 1, 2006, there were 46,987,120 Multiple Voting Shares and 84,099,174 Subordinate Voting Shares issued and outstanding.
          The Subordinate Voting Shares, each of which carries the right to one vote, are restricted securities (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. As of March 1, 2006, 15.18% of all voting rights in the Corporation were attached to the Subordinate Voting Shares. The Articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Multiple Voting Shares. However, the Corporation’s significant shareholder, Quebecor inc. (“Quebecor”), has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. See “Undertakings in Favour of Holders of Subordinate Voting Shares” below.
          To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of the Corporation are Quebecor, directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc., AIM Funds Management Inc, and Brandes Investment Partners, L.P. As at March 1, 2006, Quebecor held a total of 46,911,277 Multiple Voting Shares, representing 99.84% of the issued and outstanding Multiple Voting Shares and 84.68% of all the voting rights in the Corporation. AIM Funds Management Inc. exercises control or direction over 16,461,900 Subordinate Voting Shares, representing 19.57% of the issued and outstanding Subordinate Voting Shares and 3.49% of all the voting interests in the Corporation, and Brandes Investment Partners, L.P. exercises control or direction over 8,571,214 Subordinate Voting Shares, representing 10.19% of the issued and outstanding Subordinate Voting Shares and 1.82% of all the voting interests in the Corporation.

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What will I be voting on?
          Shareholders will be voting on (i) the election of directors of the Corporation, (ii) the appointment of KPMG llp as the auditors of the Corporation, and (iii) the shareholder proposal set out in Schedule E to this Circular.
How will these matters be decided at the Meeting?
          The matters submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting as a single class, present at the Meeting in person or by proxy.
How do I vote?
          If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below. If your shares are held in the name of a nominee, please see the instructions below under “How can a non-registered shareholder vote?”
How do I vote by proxy?
          You may appoint someone else to vote for you as your proxyholder by using the accompanying form of proxy. The persons named as proxyholders in the accompanying form of proxy are directors and officers of the Corporation. However, you have the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out the printed names and inserting the name of your chosen proxyholder in the blank space provided for that purpose in the form of proxy.
          To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than May 8, 2006 at 5:00 p.m. (local time).
How will my shares be voted if I give my proxy?
          The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise indicated, the voting rights attaching to the shares represented by a form of proxy will be voted “FOR” in respect of the election of directors and the appointment of auditors. If a shareholder does not provide instructions as to how he or she wishes his or her shares to be voted in respect of the shareholder proposal submitted to the Corporation for consideration at the Meeting and reproduced at Schedule E to the Circular, then no vote will be registered or counted with respect to the shareholder proposal for such shareholder.
          The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.
If I change my mind, how can I revoke my proxy?
          A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time until 5:00 p.m. (local time) on the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by applicable law.

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Who is a non-registered shareholder?
          If your shares are not registered in your name and are held in the name of a “nominee” (usually a bank, trust company, securities dealer or broker or any other financial institution), you are a non-registered shareholder. If your shares are listed in an account statement provided to you by such a nominee, those shares will, in all likelihood, not be registered in your name.
          Shares held by such nominees on behalf of a client can only be voted at the direction of the non-registered shareholder. Without specific instructions, the nominees are prohibited from voting shares for their clients.
How can a non-registered shareholder vote?
          Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees or from Computershare Trust Company of Canada, either a request for voting instructions or a proxy form for the number of shares held by them. The nominees’ voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.
          Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.
          Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them as their votes will be taken and counted at the Meeting.
How can I contact the transfer agent?
          You can contact the transfer agent either by mail at Computershare Trust Company of Canada, Stock Transfer Services, 1500 University Street, Suite 700, Montreal, Quebec, Canada, H3A 3S8, by telephone at 1-800-564-6253 or (514) 982-7555, or by e-mail at service@computershare.com.
Undertakings in Favour of Holders of Subordinate Voting Shares
          Under applicable law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In compliance with the rules of The Toronto Stock Exchange (the “TSX”), Quebecor entered into an agreement (the “Trust Agreement”) with Computershare Trust Company of Canada (the “Trustee”), 4032667 Canada Inc. (a corporation wholly-owned by Quebecor) and the Corporation, pursuant to which Quebecor has undertaken not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favourable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favourable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

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          The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls the Corporation, or controls or is controlled by Quebecor where (i) the transferor and transferee are each members of the “Péladeau Family” (except that any indirect sale within the “Péladeau Family”, other than to descendants in direct line, will not be permitted), and (ii) no such transferee is a party to any arrangement under which any other person would participate in the ownership of, or have control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor or the Corporation. The term “Péladeau Family” means collectively (i) any descendants, born or to be born, of the late Pierre Péladeau, founder of Quebecor, (ii) any existing or future trust primarily for one or several descendants, born or to be born, of the late Pierre Péladeau and their existing or future spouses in fact or in law, and (iii) any and all existing or future corporations where at least 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled, directly or indirectly, by any one or more of the foregoing.
          Under the Trust Agreement, a take-over bid for Quebecor is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of the Corporation, as a result of the consolidation of the assets of the Corporation in the books of Quebecor, are not greater than 80% of the total assets of Quebecor on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. As at December 31, 2005, the total assets of the Corporation represented approximately 48.74% of the consolidated total assets of Quebecor.
          Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a “Disposition”) is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.
          The Trust Agreement provides that if a person or company carries out a sale (including an indirect sale) in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor, Quebecor shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights (i) in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision (ii) in accordance with the Canada Business Corporations Act and the applicable securities legislation. Notwithstanding a sale of shares of Quebecor which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.
          The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. The obligation of the Trustee to take such action will be conditional on the Corporation, a holder of Multiple Voting Shares alleged to be in default or holders of the Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the then outstanding Subordinate Voting Shares within thirty (30) days after provision of reasonable funds and indemnity to the Trustee.
          The Trust Agreement provides that it may not be amended, and no provision thereof may be waived, except with the approval of: (a) the holders of Multiple Voting Shares who are party to the Agreement; and (b) at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, which two-thirds majority shall include a simple majority of the votes cast by holders of Subordinate Voting Shares, excluding the holders of Multiple Voting

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Shares party to the Agreement and their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreement other than as permitted thereby, prior to giving effect to such amendment or waiver.
          No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.
SECTION 2 — Business of the Meeting
Management’s Report and Financial Statements
          The Management’s Report, the audited consolidated financial statements and the Auditors’ report thereon, for the years ended December 31, 2005, 2004 and 2003 which are included in the Corporation’s 2005 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will one be taken.
Election of Directors
          The articles of the Corporation provide that the Board of Directors shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. It is proposed by the Management of the Corporation that ten (10) directors be elected for the current year. The term of office of each director so elected will expire upon the election of his or her successor unless he or she shall resign from his or her office or his or her office shall become vacant by death, removal or other cause. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his or her shares are to be withheld from voting on the election of directors.
          All nominees whose nomination as director is hereby submitted are currently directors of the Corporation.
          Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote FOR the election of the ten (10) nominees whose names are hereinafter set forth.
          The following table sets forth certain information in respect of the nominees for election to the Board of Directors. Except where indicated or as disclosed in previous management proxy circulars of the Corporation, all nominees have been engaged in the principal occupation next to their names for more than five years.

			Subordinate Voting
			Shares Owned or	Units held
			Controlled Directly	under the DSU
Name	Principal Occupation	Director since	or Indirectly(1)	Plan(2)

André Caillé(B)(D)(E) Quebec, Canada	Corporate Director(3)	2005	—	161

Reginald K. Brack(B)(D)(E) Connecticut, United States	Corporate Director	2000	2,000	9,589

Robert Coallier(A)(B)(D)(E)	Senior Vice President and Chief	1991	—	17,222
Quebec, Canada	Financial Officer of Dollarama
	L.P.(4)

Monique F. Leroux(A)(C)	Senior Executive Vice-President and	2005	— (6)	1,972
Quebec, Canada	Chief Financial Officer of
	Desjardins Financial Group (Financial
	products and services group)(5)

The Right Honourable Brian	Chairman of the Board of the Corporation	1997	4,900 (7)	93,199 (8)
Mulroney, P.C., C.C., LL.D.(B)	and Senior Partner, Ogilvy Renault
Quebec, Canada	llp (Barristers and Solicitors)

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			Subordinate Voting
			Shares Owned or		Units held
			Controlled Directly		under the DSU
Name	Principal Occupation	Director since	or Indirectly(1)		Plan(2)

Jean Neveu	Chairman of the Board of Quebecor Inc.	1989	4,033	(9)	13,128
Quebec, Canada	(Communications holding company) and
	Chairman of the Board of TVA Group Inc.
	(Television broadcasting company)

Robert Normand(A)(C) Quebec, Canada	Corporate Director(10)	1999	1,000		24,526

Érik Péladeau	Vice Chairman of the Board of the	1989	504	(11)(12)	5,235
Quebec, Canada	Corporation, Vice-Chairman of the Board
	of Quebecor Media Inc. (Communications
	company) and Executive Vice President
	and Vice Chairman of the Board of
	Quebecor Inc. (Communications holding
	company)

Pierre Karl Péladeau(B)	President and Chief Executive Officer of	1989	25,976	(12)(13)	7,027	(14)
Quebec, Canada	the Corporation, President and Chief
	Executive Officer of Quebecor Inc.
	(Communications holding company)

Alain Rhéaume(A)(D)(E)	Lead Director of the Corporation and	1997	—		13,380
Quebec, Canada	Corporate Director (15)

(A)	Member of the Audit Committee

(B)	Member of the Executive Committee

(C)	Member of the Pension Committee

(D)	Member of the Human Resources and Compensation Committee

(E)	Member of the Nominating and Corporate Governance Committee

1.	This information has been provided to the Corporation by the respective nominees.

2.	The amounts in this column are provided as of March 1, 2006. In 2000, the Corporation implemented a Directors Deferred Stock Unit Plan for the benefit of its directors. See “SECTION 3 — COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Compensation of Directors” commencing at page 9 of this Circular.

3.	Mr. Caillé previously served as the President and Chief Executive Officer of Hydro-Québec from 1996 until April 2005. He was then appointed Chairman of the Board of Hydro-Québec and served in that capacity until September 14, 2005. Mr. Caillé also served as President and Chief Executive Officer of Gaz Métropolitain from 1987-1996.

4.	Mr. Coallier is Senior Vice President and Chief Financial Officer of Dollarama L.P. since August 2005. He was Global Chief Business Development Officer of Molson Coors Brewing Company from February 2005 until June 2005. From July 2004 until February 2005, he was Executive Vice President, Corporate Strategy and International Operations of Molson Inc. and, from July 2002 until June 2004, he was President and Chief Executive Officer of Cervejarias Kaiser (a brewing company in Brazil and a subsidiary of Molson Inc.). From May 2000 until July 2002, Mr. Coallier was Executive Vice President and Chief Financial Officer of Molson Inc.

5.	Ms. Leroux is Senior Executive Vice-President and Chief Financial Officer of Desjardins Group since August 2004. Prior to that, she was President of Desjardins Financial Corporation and Chief Executive Officer of its subsidiaries from July 2001. From June 2000 until July 2001, Ms. Leroux held the position of Senior Executive Vice President and Chief Operating Officer at Quebecor.

6.	Ms. Leroux owns 600 Class B Subordinate Voting Shares of Quebecor.

7.	On October 31, 2001, the Board granted The Right Honourable Brian Mulroney 50,000 options to subscribe for an equal number of Subordinate Voting Shares at an exercise price of $33.50 per share. In addition, on February 3, 2003, the Board of Directors granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor.

8.	Includes units attributed to The Right Honourable Brian Mulroney in his capacity as Chairman of the Board of Directors of the Corporation.

9.	Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

10.	Mr. Normand served as a director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that they had filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in

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December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

11.	Mr. Érik Péladeau owns 140 Class B Subordinate Voting Shares of Quebecor and he controls Cie de Publication Alpha inc., which holds 5,200 Class B Subordinate Voting Shares of Quebecor. On February 14, 2003, the Human Resources and Compensation Committee of the Corporation granted Mr. Péladeau options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of $33.648 per share.

12.	A trust established for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control of Quebecor, the Corporation’s parent company, with 17,508,964 Class A Multiple Voting Shares and 19,800 Class B Subordinated Voting Shares, representing 67.09% of all voting interests.

13.	Mr. Pierre Karl Péladeau also owns 3,200 Class A Multiple Voting Shares and 25,000 Class B Subordinate Voting Shares of Quebecor.

14.	No compensation paid for services rendered as director since March 2004, when Mr. Pierre Karl Péladeau was appointed President and Chief Executive Officer of the Corporation.

15.	Mr. Rhéaume was Executive Vice President and President, Fido at Rogers Wireless Inc., from November 2004 until June 2005. He was President and Chief Operating Officer of Microcell Solutions Inc., from May 2003 until November 2004, and President and Chief Executive Officer of Microcell PCS from February 2001 until April 2003. From May 1996 until February 2001, he was Executive Vice President, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc., which in January 2003, effected a recapitalization plan approved by the company’s creditors and obtained a court order under the CCAA implementing such plan. Mr. Rhéaume no longer serves as an officer of Microcell Telecommunications Inc.
Additional Disclosure Relating to Proposed Directors
          The table below indicates the name of each publicly traded corporation’s board of directors (other than the Corporation’s) on which the nominees for election to the Board of Directors of the Corporation sit:

Directors	Name of the corporation

André Caillé	National Bank of Canada

Reginald K. Brack	Interpublic Group of Companies Inc.
Akoura Biometrics Inc.

The Right Honourable Brian Mulroney,	Archer-Daniels-Midland Company
P.C., C.C., LL.D.	Barrick Gold Corporation
Cendant Corporation
Quebecor Inc.
Trizec Properties Inc.

Jean Neveu	Quebecor Inc.
TVA Group Inc.

Robert Normand	Aurizon Mines Ltd.
Cambior Inc.
Enerplus Resources Fund
ING Canada Inc.
Sportscene Restaurants Inc.

Érik Péladeau	The Jean Coutu Group (PJC) Inc.
Quebecor Inc.
TVA Group inc.

Pierre Karl Péladeau	Quebecor Inc.

Alain Rhéaume	ACS Media Income Fund
CV Tech Group Inc.
DiagnoCure Inc.

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          The following tables set forth the record of attendance of the nominees at meetings of the Board of Directors and its Committees and the number of meetings of the Board of Directors and its Committees held during the year ended December 31, 2005.

	Number of meetings attended/
	Number of meetings held(1)
Directors	Board		Committees
André Caillé	1/1		—
Reginald K. Brack	9/10		13/14
Robert Coallier	10/10		19/19
Monique F. Leroux	6/7		6/9
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	6/9	(2)(3)	—
Jean Neveu	9/9	(2)	—
Robert Normand	8/10		17/17
Érik Péladeau	9/9	(2)	—
Pierre Karl Péladeau	6/9	(2)	—
Alain Rhéaume	10/10		22/22
Overall Attendance Rate:	89.4%		92%

(1)	Since becoming a director or a member of the relevant Committee(s).

(2)	The non-independent directors did not attend one of the Board meetings held in 2005 that was intended to be a meeting of independent Board members only.

(3)	Mr. Mulroney was hospitalized for an extended period (beginning in March 2005) that resulted in him being unable to attend 3 meetings of the Board.
Summary of Board of Directors and Committee Meetings Held in 2005

Board of Directors	10
Executive Committee	None
Audit Committee	9
Human Resources and Compensation Committee	7
Pension Committee	6
Nominating and Corporate Governance Committee	6
Appointment and Remuneration of Auditors
          At the Meeting, the shareholders will be called upon to reappoint the auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish their remuneration.
          Except where authority to vote on the election of auditors is withheld, the persons named in the accompanying form of proxy will vote FOR the appointment of the firm KPMG llp as auditors of the Corporation, compensation for their services to be determined by the Board. KPMG llp have been acting as auditors of the Corporation since 1990.

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Shareholder Proposal
          Schedule E attached to this Circular sets out the shareholder proposal that has been submitted for consideration at the Meeting. If a shareholder does not provide instructions as to how such shareholder wishes to vote his or her shares in respect of the shareholder proposal, then no vote will be registered or counted with respect to the shareholder proposal for such shareholder.
SECTION 3 — Compensation of Directors and Executive Officers
Compensation of Directors
          Effective April 1, 2005, the annual director’s retainer fee and annual retainer for the Chairman of each Committee were increased to reflect the increased workload of the directors and the compensation paid to the directors of publicly traded peer companies in the United States, given that an important part of the Corporation’s business is conducted in United States. All outside directors of the Corporation now receive an annual base compensation of US$100,000, plus directors’ fees of US$2,500 for each meeting in which they participate. In addition, the Chairman of each Committee of the Board receives an annual base fee of US$8,000, except for the Chairman of the Audit Committee, who receives an annual base fee of US$10,000. The Chairman of the Board receives an additional annual retainer of US$300,000 for services rendered in such capacity.
          In addition to the compensation described above, the Corporation implemented, on April 1, 2000, a deferred share unit plan (the “DSU Plan”) for the benefit of its directors. On February 14, 2003, the DSU Plan was amended to permit the Chairman of the Board of Directors to also elect to receive the entirety of his remuneration in the form of units under the DSU Plan. Under the DSU Plan, each director, including the Chairman of the Board (collectively, the “DSU Participants”), receives a portion of his or her compensation package in the form of units, such portion to be equal to at least 50% of his or her annual base compensation referred to above. Subject to certain conditions, each DSU Participant may elect to receive, in the form of units, up to 100% of the fees payable to him or her in respect of his or her services as director or as Chairman of the Board, including the balance of his or her base compensation, directors’ fees or any other fees or remuneration payable to him or her.
          Under the DSU Plan, DSU Participants are credited, on the last day of each fiscal quarter of the Corporation, a number of units determined on the basis of the amounts payable in US dollars to each DSU Participant in respect of such fiscal quarter, divided by the value of a unit. The value of a unit corresponds to the weighted average trading price of a Subordinate Voting Share on the New York Stock Exchange for the five (5) trading days immediately preceding such date. Units take the form of a bookkeeping entry credited to the account of a DSU Participant which cannot be redeemed for cash for as long as the DSU Participant continues to exercise his or her functions as a Board and Committee member or as Chairman of the Board.
          Subject to certain limitations, all of a DSU Participant’s units will, upon request by a DSU Participant, be redeemed for cash by the Corporation after he or she ceases to be a DSU Participant; however, the redemption of such units shall occur no later than December 15 of the first calendar year commencing after the year in which such DSU Participant ceased to qualify as a DSU Participant, save and except for the directors residing in the United States who must redeem their units within 60 days from the date they cease to be a director. For the purpose of redeeming units, the value of a unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption in US dollars. Fair market value is defined as the closing price of a Subordinate Voting Share on the New York Stock Exchange on the last trading day preceding such redemption date.
          For the purposes of both the crediting and redemption of units under the DSU Plan, the Human Resources and Compensation Committee may, in certain exceptional circumstances, refer to the weighted average trading price or the closing price of a Subordinate Voting Share on the Toronto Stock Exchange instead of the New York Stock Exchange in calculating the value of a unit under such DSU plan.
          Units confer upon the DSU participant the right to receive dividends that are paid as additional units at the same rate as dividends are paid on the Subordinate Voting Shares.
          In 2005, with the exception of Ms. Eileen Mercier, no DSU Participant ceased to be eligible under the DSU Plan thereby causing the redemption of units by the Corporation. Ms. Eileen Mercier did not stand for re-election at the Annual Shareholders’ Meeting held on May 10, 2005, which caused the redemption of approximately 4,322

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units by the Corporation for an aggregate amount of approximately US$84,108. The Honourable Richard C. Holbrooke and Mr. James Doughan are not standing for re-election to the Board of Directors this year at the Meeting. Each of Messrs. Holbrooke and Doughan will be entitled, within a 60-day period following the Meeting, to request that their DSUs held under the Corporation’s DSU Plan be redeemed for cash at the closing price on the NYSE five (5) business days after the redemption notice is filed with the Corporation.
Compensation of Executive Officers
          The following table shows certain selected compensation information for: (i) the President and Chief Executive Officer, (ii) the two individuals who acted as Executive Vice President and Chief Financial Officer, namely Messrs. Jacques Mallette and Claude Hélie, during the Corporation’s most recently completed financial year; and (iii) the three other most highly compensated executive officers of the Corporation who were serving as such as at December 31, 2005 and whose total salary and bonus exceeded $150,000 in the most recently completed financial year; (collectively, the “Named Executive Officers”), for services rendered in all capacities during the financial years ended December 31, 2005, 2004 and 2003.
Summary Compensation Table

	Annual Compensation							Long-Term Compensation
								Awards		Payouts
								Securities
								Under
							Other	Options/	Shares or Units
							Annual	SARs	Subject to Resale	LTIP	All Other
Name and		Salary		Bonus(1)			Compensation	Granted(3)	Restrictions	Payouts	Compensation
Principal Position	Year	($)		($)			($)(2)	(#)	($)	($)	($)
Pierre Karl Péladeau	2005	1,380,530			—		—	591,000 (4)	—	—	—
President and Chief	2004	1,084,426			1,534,463		—	1,000,000	—	—	US22,500(5)
Executive Officer	2003	—			—		—	—	—	—	US85,000(5)

Jacques Mallette	2005	112,500	(6)	US$	56,250		—	97,000	—	—	—
Executive Vice	2004	—			—		—	—	—	—	—
President and Chief	2003	—			—		—	—	—	—	—
Financial Officer

Claude Hélie	2005	325,120			—		—	—	—	—	303,493 (7)
Executive Vice	2004	425,000			328,634		—	75,000	—	—	—
President and Chief	2003	359,615			—		—	25,000	—	—	—
Financial Officer

Yvan Lesniak	2005	382,127	(8)		—		—	60,000	—	—	—
President of Operations	2004	436,055	(8)		126,263		—	15,000	—	—	—
France	2003	383,914	(8)		—		—	—	—	—	—

Guy Trahan	2005	US425,000		US$	382,500		—	60,000	—	—	—
President	2004	US425,000		US	100,000		—	—	—	—	—
Latin America	2003	US425,000			—		—	—	—	—	—

Antonio Fernández	2005	395,880	(8)		—		—	60,000	—	—	—
Chief Operating Officer	2004	391,008	(8)		232,935	(8)	—	15,000	—	—	—
Europe	2003	358,549	(8))		—		—	—	—	—	—

(1)	Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned. Retention bonuses are paid in the same year in which they are awarded.

(2)	Perquisites that do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses are not included in this column.

(3)	Underlying securities: Subordinate Voting Shares.

(4)	For details of the terms applicable to such options, see “Report on Executive Compensation – Compensation of the President and Chief Executive Officer” on page 18 of the Circular.

(5)	Represents remuneration received by Mr. Pierre Karl Péladeau in his capacity as director prior to his assuming the position of President and Chief Executive Officer on March 12, 2004.

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(6)	On October 1, 2005, Mr. Jacques Mallette succeeded to Mr. Claude Hélie as Executive President and Chief Financial Officer of the Corporation. The amount indicated represents the salary actually earned by and paid to Mr. Mallette in 2005.

(7)	The amount indicated in this column represents the special retirement package that was paid to Mr. Claude Hélie, the former Executive Vice President and Chief Financial Officer of the Corporation, who retired on September 30, 2005.

(8)	Amounts actually paid to Messrs. Antonio Fernández and Yvan Lesniak in Euros and converted to Canadian dollars at the following noon spot rates of exchange of the Bank of Canada: CDN$1.3805 per €1.00 on December 31, 2005; CDN$1.6292 per €1.00 on December 31, 2004; CDN$1.6280 per €1.00 on December 31, 2003.
Options Granted in 2005
          The Corporation has established a stock option plan for its executives (the “Executive Stock Option Plan”), which is administered by the Human Resources and Compensation Committee of the Corporation. Participants in the Executive Stock Option Plan are granted options that may be exercised to purchase Subordinate Voting Shares of the Corporation.
          The following table sets forth grants of stock options to subscribe for Subordinate Voting Shares to the Named Executive Officers under the Executive Stock Option Plan during the financial year ended December 31, 2005.
Option/SAR Grants during the Most Recently Completed Financial Year

		% of Total		Market Value of
	Securities Under	Options/SARs		Securities Underlying
	Options/ SARs	Granted to		Options/SARs on the Date of
	Granted	Employees in	Exercise or Base Price	Grant
Name	(#)	Financial Year (%)	($/Security)(1)	($/Security)	Expiration Date
Pierre Karl Péladeau	591,000	31%	24.4440	24.00	August 2, 2011
Jacques Mallette	97,000	5%	22.8060	22.99	September 9, 2011
Claude Hélie	—	—	—	—	—
Yvan Lesniak	60,000	3%	24.4440	24.00	August 2, 2011
Guy Trahan	60,000	3%	(US$)19.5460	(US$)19.73	August 2, 2011
Antonio Fernández	60,000	3%	24.4440	24.00	August 2, 2011

(1)	The exercise price applicable to stock options is equal to the arithmetic average of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Stock Exchange for U.S. participants) for the five (5) trading days immediately preceding the grant date of the options.
Options Exercised in 2005
          The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2005, the gains realized upon exercise, the total number of unexercised options held at December 31, 2005, and the value of such unexercised options at that date.

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Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

					Value of Unexercised
			Unexercised Options/		“In-The-Money” Options/
	Securities Acquired	Aggregate Value	SARs at FY-End		SARs at FY-End(2)
	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)
Pierre Karl Péladeau	25,976	294,697.72	493,248	1,466,000	—	—
Jacques Mallette	—	—	—	97,000	—	—
Claude Hélie	—	—	25,000	75,000	—	—
Yvan Lesniak	—	—	7,742	60,000	—	—
	—	—	—	15,000	—	—
Guy Trahan	—	—	179	—	—	—
	—	—	38,833	64,296	—	—
Antonio Fernández	—	—	18,750	71,250	—	—

(1)	The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Stock Exchange for U.S. participants) on the exercise date and the exercise price of the Named Executive Officer’s option.

(2)	The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on December 31, 2005 (or on the New York Stock Exchange for U.S. participants). This gain, unlike the gain set forth in the column “Aggregate Value Realized”, has not been and may never be realized. The underlying options have not been and may not be exercised, and actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of exercise of the corresponding options. The closing sale prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the New York Stock Exchange on December 31, 2005 were $15.72 per share and US$13.59 per share, respectively.
Pension Benefits
          Canadian Pension Plans. The Corporation maintains a basic pension plan for its non-unionized Canadian employees (the “Basic Plan”), which also covers executive officers of the Corporation. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction, if the participant has completed a minimum of ten years of service with the Corporation.
          The maximum pension payable under the pension plan is as prescribed by the Income Tax Act. A participant contributes to the plan an amount equal to 5% of his or her salary not exceeding $100,000 up to a maximum of $5,000 per year. Effective January 1, 2006, the maximum pension and participant contributions will be based on a salary of $105,550. In the event that a participant’s salary exceeds the maximum, benefits will be paid from the unfunded Quebecor World Restoration Plan (the “Restoration Plan”), which uses excess pay to top up any shortfalls (excluding bonuses) and the same formula as that found in the Basic Plan.
          The table below sets forth the annual retirement benefits under the Basic Plan and the Restoration Plan payable at age 65 based on final average salary and years of membership as shown for a participant.

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Pension Plan Table (Canadian — Basic and Restoration)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
400,000	$80,000	$120,000	$160,000	$200,000	$240,000
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
800,000	$160,000	$240,000	$320,000	$400,000	$480,000
1,000,000	$200,000	$300,000	$400,000	$500,000	$600,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000

*	Remuneration refers to annual base salary only.
          A participant’s pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant’s surviving spouse will continue to receive for life 60% of the pension.
          As of December 31, 2005, the credited number of years of membership in the plans for those Named Executive Officers who participate were for Mr. Jacques Mallette1, 2 years and 9 months; for Mr. Pierre Karl Péladeau1, 6 years and 8 months; and for Mr. Guy Trahan, 14 years in the Basic Plan (as his participation while in Latin America is limited to 5 years) and 17 years and 6 months in the Restoration Plan.
          Canadian Supplementary Retirement Plan. In addition to the Canadian Basic and Restoration Plans, the Corporation provides Supplementary Retirement Plans for its Canadian executive officers. The supplemental retirement benefits payable to the Canadian Named Executive Officers are indicated below:
••	Mr. Claude Hélie retired on September 30, 2005.

••	At December 31, 2005, the numbers of years of membership in the plan for the participating Named Executive Officers were for Mr. Guy Trahan, 17 years and 2 months. The pension is payable in accordance with the same modalities as the Basic Plan.
          The table below sets forth the aggregate annual retirement benefits payable to Mr. Trahan under the Basic Plan, the Restoration Plan and the Canadian Supplementary Retirement Plan at age 65 based on final average salary and years of membership as shown for a participant.
Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	$97,740	$136,109	$181,479	$226,849	$272,219
900,000	$137,200	$205,859	$274,479	$343,099	$411,719
1,200,000	$183,740	$275,609	$367,479	$459,349	$551,219
1,500,000	$230,240	$345,359	$460,479	$575,599	$690,719
1,800,000	$276,773	$415,109	$553,479	$691,849	$830,219

*	Remuneration refers to annual base salary and a bonus assumed to equal 50% of a normal base salary.

[1]	Include years transferred from Quebecor Inc. under a reciprocal transfer agreement.

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••	At December 31, 2005, the number of years of membership in the plan for the participating Named Executive Officers were for Mr. Jacques Mallette, 3 months, and for Mr. Pierre Karl Péladeau, 1 year. The pension is payable in accordance with the same modalities as the Basic Plan.
          The table below sets forth the annul aggregate retirement benefits under the Basic Plan, the Restoration Plan and the Supplementary Retirement Plan payable at age 65 for Mr. Jacques Mallette and Mr. Pierre Karl Péladeau, based on final average salary (including bonuses) and years of membership as shown for a participant.
Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*	10	15	20	25	30
600,000	$120,000	$180,000	$240,000	$300,000	$360,000
900,000	$180,000	$270,000	$360,000	$450,000	$540,000
1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000
1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000
1,800,000	$360,000	$540,000	$720,000	$900,000	$1,080,000

*	Remuneration refers to annual base salary and a bonus assumed to equal 50% of annual base salary.
          European Pension Plans. The Corporation does not currently have a supplemental retirement plan for its European-based executives. Mr. Antonio Fernández participates in the mandatory Social Security Plan of Spain. Mr. Yvan Lesniak participates in the mandatory Social Security Plan of France.
Employment Arrangements and Agreements
          The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation.
          Antonio Fernández: On May 26, 2004, Mr. Antonio Fernández, Chief Operating Officer, Europe, entered into an amended employment agreement. Pursuant to the terms and conditions of his employment agreement, as amended, he is entitled to participate in the Corporation’s short-term incentive plan and the Executive Stock Option Plan and to receive other benefits commensurate with his position. Mr. Fernández’s employment agreement provides that in the event his employment is terminated as determined under applicable law, he will be entitled to a payment equal to the greater of (i) an amount equal to Mr. Fernández’s then prevailing annual salary, and (ii) an amount equal to Mr. Fernández’s then prevailing annual salary divided by 365 and multiplied by 45, per year of employment with the Corporation, but subject to a limit of an amount equal to two (2) years of his then prevailing annual salary.
          Yvan Lesniak. On September 7, 1990, Mr. Yvan Lesniak, President of Operations, France, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, he is entitled to participate in the Corporation’s short-term incentive plan and the Executive Stock Option Plan and to receive other benefits commensurate with his position. Mr. Lesniak’s employment agreement provides that in the event his employment is terminated without cause, he will be entitled to a lump sum equivalent to 18 months of his base salary.
          Jacques Mallette. On September 16, 2005, Mr. Jacques Mallette, Executive Vice President and Chief Financial Officer, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, he is entitled to participate in the Corporation’s short term incentive plan and the Executive Stock Option Plan and to receive other benefits commensurate with his position.
          Guy Trahan. On July 7, 1997, Mr. Guy Trahan, President, Latin America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, he is entitled to participate in the Corporation’s short-term incentive plan and the Executive Stock Option Plan and to receive certain expatriate benefits and other benefits commensurate with his position.

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Composition of the Human Resources and Compensation Committee
     The members of the Human Resources and Compensation Committee are Messrs. Alain Rhéaume (Chairman), Reginald K. Brack, Robert Coallier and André Caillé.
Report on Executive Compensation
     The Human Resources and Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan. The executive compensation package reviewed by the Human Resources and Compensation Committee aims primarily at:
•	Maximizing the creation of shareholder value;

•	Promoting the achievement of organizational objectives;

•	Ensuring that financial targets are achieved or exceeded;

•	Attracting, retaining and rewarding key contributors; and

•	Providing compensation substantially in line with that offered by comparable companies.
     The executive compensation package is composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.
     The relative weight given to each component of compensation varies according to the level and nature of the employee’s position within the organization. In general, the higher the position, the greater will be the component of remuneration that is variable and at risk, which means there is a direct link between the employee’s degree of influence and operational results. The relativity given to each component of the remuneration has been determined according to market figures and it takes into account the internal policies and performance of the Corporation. The compensation structure approved by the Human Resources and Compensation Committee attributes a value of 20% to 40% to base compensation and of 60% to 80% to incentive compensation.
Base Salary and Benefits
     Salary and benefits policies of the Corporation are determined using various annual compensation surveys that are representative of the commercial printing industry and large industrial companies and organizations with international operations, some of which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable companies. The base compensation paid to employees of the Corporation is established on the basis of business trends in the countries where the Corporation operates, taking into account economic trends, the Corporation’s profitability and return on capital. On the basis of an overall budget authorized by the Board, each operational unit must justify the evolution of its salary and benefits policies based on its results.
Short-Term Incentive Compensation
     The Corporation maintains a short-term incentive plan (known as the Management Incentive Compensation Plan) for the senior management of the Corporation and its subsidiaries, which provides for the payment of cash bonuses to managers whose business units (product groups or divisions) attain results in line with the budget approved by the Corporation, and additional bonuses if the operating results have exceeded the budgeted results. The Corporation’s short-term incentive plan focuses on the achievement of key financial performance indicators, such as earnings before interest and tax (EBIT), return on capital employed (ROCE), cost of capital, earnings per share (EPS) and return on equity (ROE). The specific amount of these payments must be approved by the Human Resources and Compensation Committee.
     In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities, when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances.
     Each key financial performance indicator and objective that makes up an individual’s bonus carries a predetermined percentage weighting which is set at the beginning of each financial year. For each bonus level, a

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range is established which is comprised of a minimum, a target and a maximum percentage payout associated with each target. The total bonus paid to an individual results from the sum of the various components that make up the individual’s predetermined financial targets; however, the Human Resources and Compensation Committee has the discretion, when it deems it appropriate, to diverge from the predetermined financial targets in exceptional circumstances. The Human Resources and Compensation Committee may also make discretionary bonus awards in recognition of an individual’s special achievements or contributions to the Corporation in a particular financial year.
     Year-end audited statements that have been recommended by the Audit Committee and approved by the Board of Directors are provided to the Human Resources and Compensation Committee. For 2005, the criteria that were applied in determining the bonus payable, if any, for the President and Chief Executive Officer are : 25% on return on capital employed (ROCE), 50% on earnings per share (EPS) and 25% on return on equity (ROE). For Mr. Jacques Mallette who succeeded to Mr. Claude Hélie on October 1, 2005, the bonus payable, if any, was based on specific objectives approved by the Board of Directors for the fourth quarter of 2005. For the President, Latin America, the Chief Operating Officer, Europe, and the President of Operations, France, 75% on earnings before interest and tax (EBIT) and 25% on return on capital employed (ROCE).
Long-Term Incentive Compensation
     The long-term incentive component is made up of (i) the Executive Stock Option Plan, which provides for the issuance of stock options to executive officers to purchase Subordinate Voting Shares, and (ii) a Deferred Performance Share Unit Plan, which was implemented effective January 1, 2005.
(i)	Executive Stock Option Plan
     The Corporation grants stock options to senior executives as a long-term incentive intended to enhance both retention and attraction. In December 2004, following a review of trends in executive compensation and based on benchmarking of North American companies comparable in size and activities, the Board of Directors approved certain amendments to the Executive Stock Option Plan, effective January 1, 2005, which amendments are described at “SECTION 4 — Security Based Compensation Arrangements” of this Circular.
     Upon recommendations received from senior management, the Human Resources and Compensation Committee determines the executives eligible for the granting of options pursuant to the Executive Stock Option Plan (“ESOP”). It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted is equal to the average of the closing sale prices of the Subordinate Voting Shares traded on the TSX for prices in Canadian dollars and on the New York Stock Exchange for prices in US dollars, on the last five (5) trading days immediately preceding the date of grant.
     In 2005, the grants of options to Named Executive Officers were made in favour of Messrs. Pierre Karl Péladeau, Jacques Mallette, Guy Trahan, Yvan Lesniak and Antonio Fernández, as detailed in the “Options/SAR Grants” table at page 12 of this Circular.
     Options granted prior to February 23, 2000 expire ten (10) years following the date of grant and may generally be exercised as follows: (i) on or after the second anniversary of the grant date for 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversary of the grant date for an additional 25% of the optioned shares or any part thereof; and (iii) on or after the fifth anniversary of the grant date for the remaining 25% of the optioned shares or any part thereof.
     Options granted after February 23, 2000 but before January 1, 2005 are generally vested equally over a four-year period (25% each year, starting on the first anniversary of the grant date).
     For the options granted in 2005 pursuant to the amendments to the ESOP approved by the Board of Directors, the rights to subscribe the options will vest in equal instalments, at each of the first four anniversary dates of the award, as follows :
•	12.5% on the passage of time;

•	6.25% on the achievement of a compounded annual growth rate of 10% of the share price as measured by the growth in the 30-day average share price at the date of grant (or the closest business day) of each year; and

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•	6.25% on the achievement of a compounded annual growth rate of 15% of earnings per share (EPS) as measured by the growth in EPS per the Corporation’s December 31st audited financial statement of each year.
     Vesting can be achieved on an annual or a cumulative basis according to the ESOP. Options now generally expire six years from the date of the granting.
     The number of options granted is based on the total number of options in circulation as well as on the total number of shares set aside for the granting of new options.
     A detailed description of the current principal terms and conditions of the ESOP are set out at “SECTION 4 – Security Based Compensation Arrangements” of this Circular.
(ii)	Deferred Performance Share Unit Plan
     Effective January 1, 2005, the Corporation implemented a long-term incentive plan for the benefit of its key senior executives designated as the Deferred Performance Share Unit Plan (the “DPSUP”), which is overseen by the Human Resources and Compensation Committee. The purpose of the DPSUP is to (i) promote a better alignment of the interests of its shareholders and key executives, (ii) provide a tax-deferred capital accumulation opportunity to key executives through deferral of compensation, and (iii) provide the Corporation with a method of rewarding and retaining select executives. Participation in the DPSUP is mandatory for all members of “Senior Management”, being all employees of the Corporation whose compensation is directly approved by the Human Resources and Compensation Committee.
     Under the DPSUP, participants are entitled to defer up to 50% of their annual bonus, on a pre-tax basis, in order to ultimately purchase Subordinate Voting Shares or receive deferred cash payments. Under the DPSUP, the Corporation issues to participants Deferred Share Units, or DSUs, each of which is intended to confer upon participants the right to receive one Subordinate Voting Share on the “Settlement Date”. All Subordinate Voting Shares delivered to participants under the DPSUP will be purchased by the Corporation on the open market through an independent securities broker.
     The Corporation will maintain throughout the life of the DPSUP a separate account for each participant in the DPSUP. The number of DSUs to be credited to a participant’s account is determined by dividing (i) the amount of the relevant deferred bonus amount that the participant has elected to convert into DSUs by (ii) the fair market value of a Subordinate Voting Share on the date DSUs are to be allocated. “Fair market value” is defined as the average closing sale prices of the Subordinate Voting Shares traded on the TSX (for deferred bonus amounts denominated in Canadian Dollars) and the New York Stock Exchange (for deferred bonus amounts denominated in US Dollars), on the last five (5) trading day immediately preceding the relevant Settlement Date.
     Participants’ accounts will also be credited with “Dividend Equivalents” and “Matching DSUs”. Dividend Equivalents are additional DSUs credited to a Participant’s account if, as and when dividends are declared and paid on the Subordinate Voting Shares. “Matching DSUs” represent an additional or matching contribution by the Corporation to a Participant’s account equal to one-fifth of all DSUs originally credited upon deferral of a bonus under the DPSUP.
     A mandatory deferral period of 1,095 days (3 years) applies to bonuses deferred under the DPSUP in the form of DSUs (the “Mandatory Deferral Period”).
     Under the terms of the DPSUP, DSUs are “settled” (i.e. exchanged) either for Subordinate Voting Shares or for cash. DSUs are settled for Subordinate Voting Shares in the event a participant’s employment is terminated without cause or as result of or following such participant’s retirement, disability or death (each, a “Share Settlement Termination Event”). DSUs are settled for cash in the event the cause or reason of a participant’s termination of employment is not a Share Settlement Termination Event, such as termination with cause or voluntary termination (resignation) by the participant (each, a “Cash Settlement Termination Event”).
     In the event of a Share Settlement Termination Event, other than a participant’s termination of employment without cause, a participant’s DSUs will be automatically settled for shares on the last day of the Mandatory Deferral Period, and in the event of termination of a participant’s employment without cause, DSUs are settled for shares on the earliest to occur of the last day of the Mandatory Deferral Period and the day on which termination of employment occurs (the “Share Settlement Date”).

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     As soon as reasonably practicable following a Share Settlement Date, the Corporation will deliver to the affected participant a number of Subordinate Voting Shares equal to the number of DSUs credited to his or her account, including Matching DSUs and Dividend Equivalents, subject to adjustment for withholding taxes and other amounts required or permitted to be deducted at source.
     In the event of a Cash Settlement Termination Event, a participant’s DSUs are settled for a one-time cash payment on the date as of which termination of employment occurs (the “Cash Settlement Date”), although the affected participant in such circumstances forfeits all Matching DSUs and Dividend Equivalents that had been previously credited to his or her account. The one-time cash payment that the Corporation will make to a participant on a Cash Settlement Date is equal to the number of DSUs (excluding all Matching DSUs and Dividend Equivalents) credited to such participant’s account multiplied by the lesser of the fair market value of a Subordinate Voting Share on the date on which the bonus was originally awarded and the fair market value of a Subordinate Voting Share on the Cash Settlement Date.
Compensation of the President and Chief Executive Officer
     As part of its mandate, the Human Resources and Compensation Committee reviews the total compensation package of Mr. Pierre Karl Péladeau, President and Chief Executive Officer of the Corporation (the “CEO”) in April of each year in light of the Corporation’s results, Mr. Péladeau’s overall achievements and the median of a reference market comprised of comparable positions with other Canadian leaders having international operations.
     For 2005, the target value of the CEO’s compensation components were determined to be as follows :
•	A base salary of $1,380,400.

•	An annual bonus at target set at 100% of base salary. The actual bonus may vary between 0% and 150% depending on the results actually attained by the Corporation. The financial criteria on which the annual bonus is paid are : 25% on return on capital employed (ROCE), 50% on earnings per share (EPS) and 25% on return on equity (ROE).

•	A long-term compensation at target, comprised of options, representing 400% of base salary at the time of the grant.
     To determine the structure and level of compensation for the CEO, the Human Resources and Compensation Committee uses data from a reference market made up of companies of similar size and activity as the Corporation. Over 20 major international companies based in Canada and the United States were used as the reference market. The median annual sales for these companies compares to the Corporation’s sales. According to the data collected, the target short-term incentive compensation, for a Chief Executive Officer of a company comparable to the Corporation, is equivalent to 100% of base salary while incentive compensation represents 400% of base salary.
     In 2005, Mr. Péladeau effectively received the following compensation:
••	A base salary of $1,350,000, which was increased to $1,391,500 on April 1st, 2005.

••	The financial performance of the Corporation for 2005 were below targets for each of the three (3) financial criteria. According to the Corporation’s bonus plan, no bonus is payable to Mr. Péladeau for the year 2005.

••	As part of the compensation package of the CEO, options to acquire 591,000 Subordinate Voting Shares were granted to him in August 2005. This grant was awarded under the Corporation’s Executive Stock Option Plan and the terms of purchase for 50% of these options are conditional on his achieving pre-established performance goals.
     For 2006, based on the Corporation’s results for the financial year ended December 31, 2005, the CEO indicated to the Human Resources and Compensation Committee his willingness to accept a 10% decrease in his annual base salary. In February 2006, the Human Resources and Compensation Committee accepted the CEO’s suggestion and determined that, effective April 1, 2006, the CEO’s annual base salary would be decreased by 10% (from $1,391,500 to $1,252,000).

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Conclusion
     By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, the compensation policy and packages of comparable companies, as well as stock performance and long-term improvement. The Human Resources and Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.
     Depending on specific circumstances, the Human Resources and Compensation Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.
     For the Human Resources and Compensation Committee:
••	Alain Rhéaume (Chairman)

••	Reginald K. Brack

••	André Caillé

••	Robert Coallier
Performance Graph
     The following performance graph illustrates the cumulative total return of a $100 investment in Canadian dollars in the Corporation’s Subordinate Voting Shares, compared with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX 60 Index and the S&P 500 Index.
     The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

	12-31-00	12-31-01	12-31-02	12-31-03	12-31-04	12-31-05
Quebecor World Inc.	$100	$97	$97	$76	$75	$48
S&P/TSX Composite	$100	$87	$77	$97	$111	$137

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S&P/TSX 60	$100	$85	$73	$92	$104	$131
S&P 500 (CDN$)	$100	$94	$88	$68	$72	$74
SECTION 4 — Security Based Compensation Arrangements
  Securities Authorized for Issuance under Equity Compensation Plans
     The following table sets forth, as at March 1, 2006, the information with respect to all of the Corporation’s compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	(a)	(b)	(c)
			Number of securities
	Number of securities to be	Weighted-average exercise	remaining available for
	issued upon exercise of	price of outstanding options,	further issuance under equity
	outstanding options, warrants	warrants and rights	compensation plans (excluding
Plan Category	and rights		securities reflected in column
			(a))
Equity compensation plans approved by securityholders:	5,788,327	US$23.93	5,241,636

Executive Stock Option Plan	5,788,327	US$23.93	1,416,407

Canadian Stock Purchase Plan	N/A	N/A	2,018,335

USA Stock Purchase Plan	N/A	N/A	1,806,954

Equity compensation plans not approved by securityholders	—	—	—

Total:	5,788,327	US$23.93	5,241,636
Principal Terms of Quebecor World’s Security Based Compensation Arrangements and Other Required Disclosure
     Effective January 1, 2005, companies listed on the TSX are required to disclose on an annual basis, in their information circulars, or other annual disclosure documents distributed to all security holders, the terms of their security based compensation arrangements and any amendments adopted to such arrangements during the most recently completed financial year. Under the rules of the TSX Company Manual, security based compensation arrangements include, for example, stock option plans, stock purchase plans where the listed issuer provides financial assistance or where the listed issuer matches the whole or a portion of the securities being purchased, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the listed issuer. In general, arrangements or plans that do not involve the issuance from treasury or potential issuance from treasury of securities of the listed issuer are not security based compensation arrangements for the purposes of the TSX Company Manual rules. Quebecor World currently has in place three such security based compensation arrangements, namely (i) its Executive Stock Option Plan, (ii) its Canadian Employee Stock Purchase Plan, and (iii) its USA Employee Stock Purchase Plan. The principal terms of each of Quebecor World’s security based compensation arrangements and the disclosure required under the rules of the TSX Company Manual are set forth below.
(i) Executive Stock Option Plan
     The Corporation has in place an Executive Stock Option Plan (the “ESOP”) since April 23, 1992 as a performance incentive for certain key employees of the Corporation. In furtherance of a general goal of encouraging the Corporation’s development and growth, the ESOP was implemented in order to create direct links between executive compensation and increased value for shareholders. In addition, the ESOP was also conceived with a view to developing each eligible executive’s sense of ownership in the Corporation, while aligning their compensation to meaningful and measurable performance goals reinforced through the inclusion of performance targets. The ESOP also helps the Corporation attract new executives and retain existing ones. The maximum number of Subordinate Voting Shares that are authorized to be issued under the ESOP is 9,000,000, of which

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1,795,266 were exercised. The terms of the ESOP do not permit any individual optionholder to hold options to purchase more than 5% of the Corporation’s issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.
     Under the terms of the ESOP, certain eligible executives may be granted options to purchase Subordinate Voting Shares at a predetermined price and over a specific period of time. The Human Resources and Compensation Committee is responsible for the administration of the ESOP and for designating eligible executives. The ESOP is open to employees of the Corporation and its subsidiaries who occupy executive positions and who have the ability to influence the long-term performance of the Corporation. As such, eligible executives have been assigned a level according to their position and areas of responsibility. The number of options which may be granted to eligible executives is determined in accordance with their assigned level.
     The exercise price applicable to options granted under the ESOP is determined by the Human Resources and Compensation Committee according to the “Market Value” of the Subordinate Voting Shares. “Market Value” is defined in the ESOP as the arithmetic average of the closing prices of the Subordinate Voting Shares on the TSX for options priced in Canadian dollars and on the New York Stock Exchange for options priced in U.S. dollars, for the five (5) trading days immediately preceding the grant of the option. 50% of an optionholder’s options become exercisable and vest based on their achievement of certain adjustable performance targets approved by the Human Resources and Compensation Committee. The remaining 50% of an optionholder’s options become exercisable and vest based on the passage of time, with 12.5% of the options vesting on each of the first four anniversaries of the option grant date. In the event of the death of an optionholder, the optionholder’s estate may exercise only the options which are vested at the time of death. Once granted, the right to exercise options will expire on the earliest to occur of the following:
a.	six (6) years from the date of grant;

b.	twelve (12) months following the death of the optionholder;

c.	ten (10) years from the date of grant, in the case of optionholders who have retired, with respect to options granted before January 1, 2005;

d.	three (3) years from the date of grant, in the case of optionholders who have retired, with respect to options granted after January 1, 2005; and

e.	30 days from the termination of the optionholder’s employment for reasons other than death or retirement.
     The Human Resources and Compensation Committee may, at its discretion, accelerate the vesting of unvested options and extend the exercise periods indicated at items b) and d) above. Furthermore, with the consent of the optionholder, the Human Resources and Compensation Committee may cancel a grant where the options remain unexercised.
     Where an optionholder’s employment is terminated for reasons other than death or retirement, all options not vested at the date of termination will expire. In addition, a hold period is required on shares purchased through the exercise of options within one year of an employee’s retirement. Any options not exercised prior to their expiration date become non-exercisable and are forfeited. All Subordinate Voting Shares subject to forfeited or cancelled options automatically become available for future grants under the ESOP.
     Options granted under the ESOP may not be assigned or transferred by the optionholder other than by will or in accordance with the laws governing the devolution and division of property in the event of death.
     The Human Resources and Compensation Committee may, at any time and from time to time, amend, suspend, or terminate the ESOP in whole or in part, subject to any required approval by the regulatory authorities (including the TSX). While the terms of the ESOP do not require shareholder approval for such amendments, suspensions or terminations, the ESOP cannot be amended, suspended, or terminated in a manner which would adversely affect an optionholder’s rights under any options already granted, unless the written approval of the affected optionholder is obtained.

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     Various features of the ESOP were incorporated as recent amendments adopted by the Board, such amendments having effect as of January 1, 2005, including:
a.	the granting of options based on the personal performance of eligible employees vis-à-vis the attainment of certain minimum and maximum targets;

b.	the attribution of different grant levels to eligible employees based on job responsibilities;

c.	the vesting of options based 50% on the attainment of performance targets and 50% on the passage of time (distributed in tranches of 12.5% for the first four years following the date of grant);

d.	the expiration of options six years from the date of grant (previously options expired ten years from the date of grant);

e.	the expiration of options three years from the date of retirement of the optionholder for options granted after January 1, 2005; and

f.	the one-year hold period on shares acquired through the exercise of options within one year of retirement.
     Shareholder approval of the above amendments was not obtained as the TSX informed the Corporation that such was not required in order to give effect to these amendments.
     As at March 1, 2006, 1,795,266 Subordinate Voting Shares had been issued and 7,204,734 Subordinate Voting Shares remained issuable under the ESOP representing, respectively, 1.37% and 5.49% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares. In addition, 5,788,327 Subordinate Voting Shares are issuable under actual option grants (i.e. unexercised options that have neither expired nor been cancelled), representing 4.41% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.
(ii) Canadian Employee Stock Purchase Plan
     Effective September 1, 1998, the Corporation adopted an employee stock purchase plan for the benefit of its Canadian employees (the “Canadian ESPP”). The purpose of the Canadian ESPP is to offer Canadian employees of the Corporation and its subsidiaries an opportunity to invest in the Subordinate Voting Shares of the Corporation by means of payroll deductions and to provide an incentive to participate in the Canadian ESPP by means of financial assistance from the Corporation or its subsidiaries. Participation in the Canadian ESPP is open to all full-time Canadian employees of the Corporation as well as to full-time employees of Canadian subsidiaries in which the Corporation owns more than a 50% interest, provided that such subsidiary has opted into the Canadian ESPP. The maximum number of Subordinate Voting Shares that may be issued pursuant to the Canadian ESPP is currently 3,000,000.
     Under the Canadian ESPP, Subordinate Voting Shares are purchased on behalf of participants through an account administered by a trustee, using funds derived from payroll contributions of the participating employees and matching contributions by the Corporation, or, where applicable, its subsidiary.
     No participant may be issued nor may any such participant individually acquire under the Canadian ESPP, or any other plan of the Corporation, more than 5% of the issued and outstanding Multiple Voting Shares and Subordinate Voting Shares. The total number of Subordinate Voting Shares which may be purchased by insiders of the Corporation pursuant to the Canadian ESPP shall not exceed more than 50% of the total number of Subordinate Voting Shares reserved for issuance under the Canadian ESPP.
     Eligible participants may contribute up to 4% of their salary towards participation in the Canadian ESPP in the form of payroll deductions deposited in a plan account. In addition to the payroll contributions of participating employees, on April 1 of each year, participating employers also pay into the accounts of their participating employees an amount equal to 20% of each participant’s contribution for the preceding calendar year. Where the participant has, during the preceding calendar year, redeemed or sold shares from his or her account, the

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contribution of the employer is reduced proportionately. In order to receive employer contributions, a participant must have contributed to the Canadian ESPP during the preceding calendar year and his or her account must contain, both at December 31 of the preceding calendar year and at March 31 of the year of the employer’s contribution, at least one Subordinate Voting Share purchased with the employee’s contributions from the preceding calendar year.
     At the end of each month during which a cash balance exists in a participant’s account, the trustee uses this balance to purchase Subordinate Voting Shares on behalf of participants. The subscription price per Subordinate Voting Share under the Canadian ESPP is equal to the “Market Value” of such shares on the purchase date. For the purposes of the Canadian ESPP, “Market Value” means the average closing price for the last sale of a regular block of Subordinate Voting Shares on the TSX for the five business days preceding the date of share subscription by the trustee.
     Participating employees may withdraw all or a portion of the Subordinate Voting Shares from their accounts or direct the trustee to sell shares on their behalf. Requests to sell shares are completed by the trustee at the end of the month during which the request is made. Such shares are sold at market value on the date of sale. Participants may also request that all or part of the cash amounts in their accounts be remitted to them.
     Upon the death of a participant, the assets held in his or her account are automatically distributed to a designated beneficiary or, if no beneficiary has been designated, to the participant’s estate. Participation in the Canadian ESPP will also terminate if a participant ceases to belong to an eligible category of employment, or if his or her employment with the Corporation or its subsidiary is terminated, whether with or without cause. Upon such termination, a participant is deemed to have requested full distribution of the assets held in his or her account, at which time the trustee shall remit to him or her all cash amounts and shares in their account, unless the participant specifically requests that the trustee sell his or her shares. Any fractional shares in the account will be automatically sold by the trustee. Upon retirement, a participant may receive his or her distribution in two instalments, which must be made within 180 days of the retirement date. No amount or share held in an account can be pledged or otherwise assigned.
     The Corporation may, with the prior authorization of the TSX, amend or modify the Canadian ESPP in whole or in part, provided that no such amendment or modification has the effect of retroactively modifying any rights relating to contributions made before the date of such modification, unless the consent of the affected participants is obtained. The terms of the Canadian ESPP do not require shareholder approval for such amendments or modifications. The Corporation may terminate the Canadian ESPP in whole or in part at any time for any reason whatsoever.
     As at March 1, 2006, 979,015 Subordinate Voting Shares had been issued and 2,018,335 Subordinate Voting Shares remain issuable under the Canadian ESPP representing, respectively, 0.75% and 1.54% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.
(iii) USA Employee Stock Purchase Plan
     Effective October 26, 2000, Quebecor World (USA) Inc. adopted its employee stock purchase plan (the “USA ESPP”) in order to assist employees of Quebecor World (USA) Inc. and its subsidiaries in acquiring a stock ownership interest in the Corporation pursuant to a plan which is intended to qualify as an employee stock purchase plan under section 243 of the United States Internal Revenue Code of 1986, as amended. Participation in the USA ESPP is open to permanent and defined part-time or temporary employees of Quebecor World (USA) Inc. and its subsidiaries who own less than 5% of the Corporation’s voting interests. The maximum number of Subordinate Voting Shares that may be issued pursuant to the USA ESPP is currently 4,000,000.
     Under the USA ESPP, Subordinate Voting Shares are purchased on behalf of eligible employees using funds comprised of both payroll deductions and matching employer contributions. The value of employer contributions is based on the contributions of each participating employee during four set periods throughout a given calendar year (the “Offering Periods”). On the last day of each Offering Period, Quebecor World (USA) Inc. contributes to each participant’s account an amount equal to 17.5% of such participant’s contribution for the respective Offering Period. Participants may contribute up to 4% of their salary under the USA ESPP. On this same date, purchases of Subordinate Voting Shares are made from the accounts of the participating employees, for the lesser of the “Fair Market Value” of the Subordinate Voting Shares on that date and on the first day of the Offering Period. “Fair Market Value” means, with respect to a given date, the average of the regular closing prices, as

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reported by all securities exchanges on which the Subordinate Voting Shares are listed, for the sales of such shares on the previous trading date.
     Individual participants may not acquire more than US$25,000 worth of Subordinate Voting Shares per year through their participation in the USA ESPP alone or in combination with any other employee stock purchase plan of the Corporation, Quebecor World (USA) Inc. and their subsidiaries. The total number of Subordinate Voting Shares which may be purchased by insiders of the Corporation pursuant to the USA ESPP shall not exceed more than 50% of the total number of Subordinate Voting Shares reserved for issuance under the USA ESPP. Benefits provided to participants under the USA ESPP are not transferable by assignment or by any other means.
     Aside from voluntary withdrawal from the USA ESPP, a participant loses his or her interest in the USA ESPP if he or she ceases to qualify as an eligible employee. Where such loss of eligibility is due to any reason other than disability, including termination of employment with or without cause, the employee in question will be refunded the cash amount of the assets held in his or her USA ESPP account. Where such loss of eligibility is due to disability, the employee in question may choose to have the cash in his or her account refunded, or to have his or her account applied toward the purchase of shares on the last day of the then current Offering Period, after which his or her participation will cease.
     The USA ESPP will automatically terminate on the earlier of the tenth anniversary of its approval by the shareholders of the Corporation (i.e. April 4, 2011) and such time at which the maximum number of shares available for issuance under the USA ESPP shall have been purchased.
     The Human Resources and Compensation Committee, being the Committee charged with the administration of the USA ESPP, may also amend, suspend, or terminate the USA ESPP at any time without prior notice, provided that any amendment to increase the maximum number of reserved shares or to change the designation or class of eligible employees requires the approval of shareholders obtained within 12 months before or after such amendment, as well as the approval of the TSX.
     As at March 1, 2006, 2,193,046 Subordinate Voting Shares had been issued and 1,806,954 Subordinate Voting Shares remain issuable under the USA ESPP representing, respectively, 1.67% and 1.38% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares.
SECTION 5 — Audit Committee Disclosure
     Multilateral Instrument 52-110 — Audit Committees (“Multilateral Instrument 52-110”), requires issuers to disclose in their Annual Information Forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. However, since an issuer’s information (or management proxy) circular is more widely disseminated than is its Annual Information Form, the Corporation has decided to present such required disclosure in the Circular and to incorporate this information by reference into its Annual Information Form.
     The mandate of the Corporation’s Audit Committee is attached as Schedule D to this Circular and is also accessible on Quebecor World’s website at http://www.quebecorworld.com, under the “Investors” Tab.
Composition of the Audit Committee
     Mr. Robert Coallier (Chairman), Ms. Monique F. Leroux, Mr. Robert Normand and Mr. Alain Rhéaume are the members of the Corporation’s Audit Committee, each of whom is independent and financially literate within the meaning of Multilateral Instrument 52-110.

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Education and Relevant Experience
     The education and related experience of each of the members of the Audit Committee that is relevant to the performance by such members of their responsibilities on such Committee is described below.
Robert Coallier (Chairman) — Mr. Coallier has a Bachelor’s degree (B.A.) in economics and a Master’s degree in Business Administration (M.B.A.) in Finance. He serves as Chief Financial Officer of Dollarama L.P., since August 2005, and he previously served as Chief Financial Officer of Molson Inc. (from May 2000 until July 2002) and of C-MAC Industries Inc. (from July 1996 to May 2000).
Monique F. Leroux — Ms. Leroux is a Chartered Accountant, a Certified Management Accountant and a Fellow of the “Ordre des comptables agréés du Québec” (Chartered Accountants of Quebec) (FCA). She serves as Senior Executive Vice-President and Chief Financial Officer of Desjardins Financial Group since August 2004. Prior to this nomination, Ms. Leroux was President of Desjardins Financial Corporation and Chief Executive Officer of its subsidiaries. Before joining Desjardins in 2001, Ms. Leroux was Senior Vice President Quebec at RBC Financial Group. Previously with Ernst & Young, Ms. Leroux was Managing Partner of services to the Quebec financial industry, and Managing Partner in charge of auditing and consulting for national and international companies.
Robert Normand — Mr. Normand is a Chartered Accountant and a member of the CICA (Canadian Institute of Chartered Accountants). From 1962 until 1967, he worked as an auditor with two major accounting firms. He served as Chief Financial Officer of Gaz Métropolitain Inc. (now Gaz Métro Inc.), a public company, from 1976 until 1997. He is a member and past Canada Chair and Vice President, U.S. of the Financial Executive Institute (now Financial Executive International), a leading professional association for corporate finance executives. Since his retirement from Gaz Métropolitain Inc. in 1997, Mr. Normand has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the U.S. Securities and Exchange Commission and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.
Alain Rhéaume — Mr. Rhéaume has a degree in Business Administration from Université Laval. He served as Chief Financial Officer of Microcell Telecommunications Inc. from 1996 until his appointment as President and Chief Executive Officer of Microcell PCS in February 2001. Between 1992 and 1996, Mr. Rhéaume was the Deputy Minister of Finance of the Province of Quebec. Mr. Rhéaume has served on the board of directors and audit committee of a number of public companies, some of which are registrants with the U.S. Securities and Exchange Commission and are required to reconcile their financial statements between Canadian and U.S. generally accepted accounting principles.
Pre-Approval Policies and Procedures
     Multilateral Instrument 52-110 requires the Corporation to disclose whether its Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Mandate of the Audit Committee provides that it is such Committee’s responsibility to:
(a)	approve the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditor and monitor its qualifications, performance and independence;

(b)	pre-approve and oversee the disclosure of all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor is prohibited from providing and pre-approve and oversee the disclosure of permitted non-audit services to be performed by the external auditor; the whole in accordance with applicable laws and regulations; and

(c)	approve the basis and amount of the external auditor’s fees for both audit and authorized non-audit services.
     The Audit Committee has adopted a Pre-Approval Policy pursuant to which the Corporation may not engage the Corporation’s external auditor to carry out certain non-audit services that are deemed inconsistent with the independence of auditors under U.S. and Canadian applicable laws. The Audit Committee must pre-approve all audit services as well as permitted non-audit services. However, in certain circumstances, the Audit Committee may delegate to its Chairman the authority to grant such pre-approval, provided that the decisions of the Chairman to whom authority is so delegated is presented to the full Audit Committee at its next scheduled meeting.

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External Auditor Service Fees
     In addition to performing the audit of the Corporation’s consolidated financial statements, KPMG llp provided other services to the Corporation and they billed the Corporation the following fees for each of the Corporation’s two most recently completed financial years:

	Financial Year Ended		Financial Year Ended
Fees	December 31, 2005		December 31, 2004
Audit Fees(1)	USS$	4,522,000	US$	3,990,000
Audit-Related Fees(2)	US$	1,720,000	US$	466,000
Tax Fees(3)	US$	758,000	US$	1,339,000
All other Fees(4)	US$	267,000	US$	63,000
Total Fees:	US$	7,267,000	US$	5,858,000

(1)	Audit Fees consist of fees billed for the annual audit and quarterly reviews of the Corporation’s annual and quarterly consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, the consultation concerning financial accounting and reporting of specific issues, the review of documents filed with regulatory authorities and translation services.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions; audit of business disposals; and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities; tax planning services; and consultation and planning services.

(4)	All Other Fees include fees billed for advice with respect to internal controls over financial reporting and disclosure controls and procedures of the Corporation and its subsidiaries and assistance provided to obtain grants and subsidies.
Report of the Audit Committee
     The Audit Committee monitors the integrity of the accounting and financial reporting process and systems of internal control through discussions with management, the external auditor and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the Board of Directors.
     The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2005 with management, discussed with the independent auditors the matters requiring discussion under professional auditing guidelines and standards in both Canada and the United States, received the written disclosures from the independent auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and discussed with the auditors their independence. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2005, 2004 and 2003 be included in the Annual Report of the Corporation and that KPMG llp be reappointed as independent auditors by the Shareholders.

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Submitted by the Audit Committee of the Board of Directors:
••	Robert Coallier (Chairman)

••	Monique F. Leroux

••	Robert Normand

••	Alain Rhéaume
     The above report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Corporation specifically incorporates this information by reference, and it shall not otherwise be deemed filed under such applicable securities legislation.
SECTION 6 — Additional Information
Statement of Corporate Governance Practices
     The Board of Directors considers good corporate governance practices to be an important factor in the overall success of the Corporation. According to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“National Instrument 58-101”) the Corporation is required to disclose its corporate governance practices.
     In the last few years, the Corporation has undertaken a comprehensive review of its corporate governance practices in order to best comply with and exceed the corporate governance practices of Canadian securities regulators as well as the NYSE Corporate Governance Standards and the U.S. Sarbanes-Oxley Act.
     Schedule A to this Circular describes the corporate governance practices of the Corporation with specific reference to each of the guidelines set forth in National Instrument 58-101, Multilateral Instrument 52-110, and the NYSE Corporate Governance Standards.
     The Board of Directors has adopted a Code of Business Conduct which governs the behavior of the directors, officers and employees of the Corporation. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through an ethics line or other internal mechanism. The Board of Directors has also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints to the Corporation, and (ii) to communicate directly with the independent Lead Director or with the independent directors as a group. These procedures are also described on the Corporation’s website at www.quebecorworld.com under “Investors” Tab. The Code is available on our website and in print to any shareholder who requests copies by contacting our Corporate Secretary.
     Further details on the Corporation’s corporate governance practices are provided on its website at www.quebecorworld.com under the “Investors” Tab.
Liability Insurance
     The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and its subsidiaries. This insurance provides a coverage limit of US$150,000,000 per event and policy year. For the financial year ended December 31, 2005, the Corporation paid US$1,308,850 in liability insurance premiums. A deductible of US$1,000,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.
Interest of Informed Persons in Material Transactions
     Except as described below or as disclosed in note 21 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2005, the Corporation is not aware that any of its “informed persons” has had an interest in any material transaction carried out since the beginning of the Corporation’s last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable securities legislation defines an “informed person” as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10

..
percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
     The Honourable Richard C. Holbrooke, a director of the Corporation since April 2003 (who is not standing for re-election at the Meeting), has entered into a consulting agreement with the Corporation pursuant to which he has agreed to provide it with advisory services in order to seek out new market opportunities for the Corporation around the world and to actively assist the Corporation in securing such opportunities, including through the making of personal appearances by Mr. Holbrooke upon the Corporation’s request. In return for the provision of such services, the Corporation has agreed to pay Mr. Holbrooke annual fees of US$150,000. During the financial year ended December 31, 2005, the Corporation paid US$150,000 in fees to Mr. Holbrooke pursuant to the arrangement described above.
     In addition, during the financial year ended December 31, 2005, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within the Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it for similar transactions with unaffiliated third parties.
     The Corporation considers the amounts paid with respect to the various transactions discussed above to be both reasonable and competitive.
Indebtedness of Directors, Executive Officers and Senior Officers
     On February 3, 2003, the Board of Directors of the Corporation approved a policy that prohibits both the extending of any new personal loans to its directors and executive officers as well as the renewal of, or material modification to, any existing personal loans.
     None of the Corporation’s directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to the Corporation or was indebted to the Corporation or to any of its subsidiaries at any time during the most recently completed financial year.
Other Business
     The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.
Availability of Disclosure Documents
     The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Corporation or through the Internet at the following addresses: http://www.sedar.com and http://www.sec.gov/edgar.shtml. Financial information related to the Corporation is provided in its comparative financial statements and Management’s Discussion and Analysis thereon for the financial year ended December 31, 2005.
Receipt of Shareholder Proposals for Next Annual Meeting
     Shareholders that will be entitled to vote at the Corporation’s 2007 annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must do so no later than December 22, 2006.

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Director’s Approval
     The Board of Directors of the Corporation has approved the contents of this Circular and the sending of it to the holders of Multiple Voting Shares and Subordinate Voting Shares.

Louis St-Arnaud
Senior Vice President, Legal Affairs and Corporate Secretary

Montreal, Canada

March 22, 2006

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SCHEDULE A
QUEBECOR WORLD INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
AS OF MARCH 1st, 2006

Corporate Governance Disclosure			Does the
Requirements			Corporation	Corporate Governance Practices
(National Instrument 58-101)			align?	at the Corporation

1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.	✓	The Board of Directors of the Corporation (the “Board”) must determine which of its directors qualify as “independent” directors. In order to do so, the Board has developed Categorical Standards of Independence for Directors (the “Categorical Standards”), a copy of which is appended hereto as Schedule B. These Categorical Standards comply with the U.S and Canadian regulations and are also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

On the basis of the definition in Section 1.4 of Multilateral Instrument 52-110, a director is “independent” if he or she has no direct or indirect material relationship with the Corporation. A “material relationship” is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has affirmatively determined that seven (7) out of the ten (10) nominees standing for election to the Board are “independent”, namely:

				—	Mr. Reginald K. Brack
				—	Mr. André Caillé
				—	Mr. Robert Coallier
				—	Ms. Monique F. Leroux
				—	Mr. Jean Neveu
				—	Mr. Robert Normand
				—	Mr. Alain Rhéaume

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Corporate Governance Disclosure		Does the
Requirements		Corporation	Corporate Governance Practices
(National Instrument 58-101)		align?	at the Corporation

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	✓	The Board, in conjunction with the Nominating and Corporate Governance Committee, has reviewed the relationships of each Board member and has determined that the following nominees standing for election to the Board are not independent within the meaning of the Categorical Standards:

			—	The Right Honourable Brian Mulroney is not independent since he is the Chairman of the Board of the Corporation and senior partner of the law firm Ogilvy Renault LLP, principal legal counsel to the Corporation. He is also a director of Quebecor Inc., the controlling shareholder of the Corporation.

			—	Mr. Érik Péladeau is not independent since he is Vice Chairman of the Board of the Corporation and a member of senior management of the parent company, Quebecor Inc., and Quebecor Media Inc. He also holds an interest in the controlling shareholder of the Corporation.

			—	Mr. Pierre Karl Péladeau is not independent since he is President and Chief Executive Officer of the Corporation and a member of senior management of the parent company, Quebecor Inc. He also holds an interest in the controlling shareholder of the Corporation.

Under the NYSE Standards, a majority of the Board members should qualify as “independent directors”.		✓	The Board has affirmatively determined that seven (7) out of ten (10) nominees standing for election to the Board qualify as “independent directors”, as that expression is defined in Section 303A(2) of the NYSE Standards.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	✓	Seven (7) out of the ten (10) nominees standing for election to the Board are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	✓	All directorships with other public entities for each Board member are set out in the table on page 7 of the Circular.

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Corporate Governance Disclosure	Does the
Requirements	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed year. If independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	✓	The Mandate of the Board stipulates that the independent directors hold in camera sessions after each regularly scheduled meeting. The non-independent directors are not present at such in camera sessions.

Five (5) meetings of the independent directors were held since the beginning of the Corporation’s most recently completed financial year.

Under the NYSE Standards, non-management directors are required to meet regularly without management.	✓	See paragraph (e) above.

(f)	Disclose whether or not the Chair of the Board is an independent director. If the Board has a Chair or Lead Director who is an independent director, disclose the identity of the Chair or Lead Director and describe his or her role and responsibilities. If the Board has neither a Chair that is independent nor a Lead Director that is independent, describe what the Board does to provide leadership for its independent directors.	✓	Given that the Chairman of the Board is not independent, the Board has appointed Mr. Alain Rhéaume to act as independent Lead Director.

In general, the role and responsibilities of the independent Lead Director include the following: (i) ensuring that the Board functions independently of management and that independent directors have regular opportunities to meet to discuss issues without management present; (ii) chairing separate meetings of the independent directors; (iii) reporting to the Chairman of the Board on the discussions held during the meetings of the independent directors; and (iv) being available to directors who have concerns that cannot be addressed through the Chairman of the Board.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.		The Board held ten (10) meetings during the financial year ended December 31, 2005. The attendance record of each director at Board meetings during the financial year ended December 31, 2005 is set out under the heading “Additional Disclosure Relating to Proposed Directors” on page 7 of this Circular.

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Corporate Governance Disclosure		Does the
Requirements		Corporation	Corporate Governance Practices
(National Instrument 58-101)		align?	at the Corporation

2.	Board Mandate — Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	✓	The Board’s role is to assume stewardship of the Corporation’s overall administration and to oversee the management of the Corporation’s operations. The Board has approved and adopted a formal mandate (the “Board Mandate”) describing the composition, responsibilities and operational procedures of the Board.

The Board Mandate provides that the Board is responsible for supervising the management of the Corporation’s business and affairs, with the objective of increasing shareholder value. Although management conducts the Corporation’s day-to-day operations, the Board has a duty of stewardship and, as such, it must efficiently and independently supervise the business of the Corporation.

The Board Mandate is appended hereto as Schedule C and is also available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

3.	Position Descriptions

(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board Committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board Committee, briefly describe how the Board delineates the role and responsibilities of each such position.	✓	The Board has adopted written Position Descriptions for the Chairman of the Board and the Chairperson of each Board Committee.

The Chairman of the Board is responsible for the efficient operation of the Board. He ensures that the Board fully executes its mandate and clearly understands and respects the boundaries between the responsibilities of the Board and those of management.

According to the Position Description for each Board Committee Chairperson, the Chairperson’s key role is to manage his or her respective Committee and ensure that the Committee carries out its mandate effectively. Each Committee Chairperson must report on a regular basis to the Board regarding the activities of the Committee.

The Position Descriptions are available on the Corporation’s website at www.quebecorworld.com such position. under the “Investors” Tab.

..

Corporate Governance Disclosure		Does the
Requirements		Corporation	Corporate Governance Practices
(National Instrument 58-101)		align?	at the Corporation

(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	✓	The Board has adopted a formal mandate for the President and Chief Executive Officer of the Corporation (“CEO”) which is available on the Corporation’s website at www.quebecorworld.com under the “Investors” tab.

Among other things, the CEO is responsible for implementing the Corporation’s strategic and operational objectives and for execution of the Board’s decisions. Moreover, he must establish the required procedures for fostering a corporate culture that promotes integrity, discipline and rigorous financial policies.

Also, the Human Resources and Compensation Committee, together with the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new directors regarding:

(i)  the role of the Board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.	✓	The Nominating and Corporate Governance Committee is responsible for developing, monitoring and reviewing orientation and continuing education programs for directors. Each director receives a Director’s Manual, which is updated annually. The Director’s Manual includes, among other things, a “Printing Primer for New Quebecor World Inc. directors”, the various Mandates and Working Plans of the Board and its Committees, the Corporation’s Corporate Governance Guidelines, the Corporation’s Code of Business Conduct, as well as various other useful information about the Corporation.

Senior management also provides new directors with historical and forward-looking information regarding the Corporation’s operations and financial condition. Also, the new directors may meet with members of senior management to discuss any topics concerning the Corporation.

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Corporate Governance Disclosure		Does the
Requirements		Corporation	Corporate Governance Practices
(National Instrument 58-101)		align?	at the Corporation

(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	✓	Senior management regularly makes presentations to the Board regarding the business environment, methods of operation and organizational structure of the Corporation as well as various other aspects concerning the Corporation. Also, the directors have full access to senior management and employees of the Corporation.

The Board receives a comprehensive package of information prior to each Board and Committee meeting and attends a two-day annual strategic planning session and a budget meeting. The Board reviews and approves the Corporation’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. The annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. Throughout the year, directors receive strategic updates on the progress of each of the principal business groups as part of regular Board meetings.

At its meeting of February 15, 2006, the Nominating and Corporate Governance Committee has decided to offer to the directors the possibility to attend seminars on relevant topics organized by specialized firms, the whole as part of the Directors’ Continuing Education Program.

5.	Ethical Business Conduct

	(a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	✓

	(i) Disclose how a person or company may obtain a copy of the code;	✓	On February 6, 2004, the Board adopted a Code of Business Conduct (“Code”) to encourage and promote a culture of ethical business conduct within the Corporation (including its subsidiaries). The Code is available on the Corporation’s web site at www.quebecorworld.com under the “Investors” Tab and also on SEDAR under the Corporation’s profile at www.sedar.com.

A-6 ..

Corporate Governance Disclosure	Does the
Requirements	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

(ii) Describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and	✓	The Code is given to all the employees of the Corporation and its subsidiaries. The Vice-President, Internal Control, provides reports, on a regular basis, to the Audit Committee on departures from the Code that have been brought to his attention through the ethics line or other internal mechanism contained in the Code and the steps taken by the Corporation to deal with the non-compliance issues. The Chairman of the Audit Committee informs the Board thereof at each regular meeting of the Board.

(iii) Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	✓	Neither the Board, nor the Nominating and Corporate Governance Committee, has allowed departures from the Code by a director or executive officer over the past twelve (12) months or during the financial year ended December 31, 2005. Accordingly, no material change report has been required or filed.

(b) Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	✓	It is the Nominating and Corporate Governance Committee’s role to review any transactions and contracts that would be entered into between the Corporation and any of its directors and executive officers.

When a conflict of interest arises during a meeting of the Board or its Committees, a director is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chairman of the Board will then ask the director to leave the room during any discussions concerning such matter.

Corporate Governance Disclosure	Does the
Requirements	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	✓	In addition to monitoring compliance with the Code, the Board has adopted various internal policies to encourage and promote a culture of ethical business conduct, including the following:

		•	Policy Relating to the Use of Privileged Information: The purpose of this Policy is to remind the directors, officers and employees of the Corporation that are privy to confidential information (the “Privileged Information”) that could likely affect the market price or value of the Corporation’s securities or of any third party (the “Other Party”)to significant negotiations, that they are prohibited from trading in the securities of the Corporation or of the Other Party, until the expiry of a 24-hour period following the public disclosure of the Privileged Information. Also, the directors and officers of the Corporation and all other persons who are deemed to be insiders of the Corporation are prohibited from trading in the securities of the Corporation during certain blackout periods set forth in this Policy.

		•	Blackout Policy: The purpose of this Policy is to help the directors and executive officers to comply with applicable Canadian and U.S insider trading laws and regulations relating to pension fund blackout periods.

		•	A Communications Policy: The objective of this Policy is to ensure that disclosure to the investing public regarding the Corporation are made in a timely manner, in keeping with the facts, accurately and widely, in accordance with all applicable legal and regulatory requirements.

Corporate Governance Disclosure		Does the
Requirements		Corporation	Corporate Governance Practices
(National Instrument 58-101)		align?	at the Corporation

6.	Nomination of Directors

	(a) Describe the process by which the Board identifies new candidates for Board nomination.	✓	The Nominating and Corporate Governance Committee is responsible for: (i) developing and reviewing criteria for selecting directors, by regularly assessing, firstly, the qualifications, personal skills, business background, diversified experience and complementary knowledge and qualifications that fit with the needs of the Board members and, secondly, the Corporation’s needs; (ii) identifying, in conjunction with the Chairman of the Board, nominees for membership on the Board; (iii) recommending nominees to fill vacancies on the Board; and (iv) assisting the Board and its Chairman in selecting Committee members. The Chairman of the Nominating and Corporate Governance Committee (which is also the independent Lead Director) discusses with the Chairman the recommendations made by the Committee and meets with the candidates.

(b) Disclose whether or not the Board has a Nominating Committee composed entirely of independent directors. If the Board does not have a Nominating Committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	✓	The Nominating and Corporate Governance Committee is composed of four directors:

-Mr. Alain Rhéaume (Chairman)
-Mr. Reginald K. Brack
-Mr. André Caillé
-Mr. Robert Coallier

The Board has determined that each of the members of the Nominating and Corporate Governance Committee is independent within the meaning of the Categorical Standards.

Under the NYSE Standards, the Nominating/Corporate Governance Committee should be composed solely of “independent directors” and should have its own charter.		✓	The Board has affirmatively determined that each of the members of the Nominating and Corporate Governance Committee qualifies as an “independent director” as that expression is defined in Section 303A(2) of the NYSE Standards.

Corporate Governance Disclosure	Does the
Requirements	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

(c) If the Board has a Nominating Committee, describe the responsibilities, powers and operation of the Nominating Committee.	✓	In addition to the responsibility and powers described in paragraph 6 (a) above, the Nominating and Corporate Governance Committee is also responsible for assisting the Board in developing, monitoring and overseeing the Corporation’s corporate governance practices. The Committee makes recommendations to the Board, on a regular basis, in order to enhance the Corporation’s corporate governance practices.

All the minutes of the Committee are submitted to the Board for information purposes and the Chairman of the Committee reports regularly to the Board on the business, findings and recommendations of the Committee.

During the financial year ended December 31, 2005, the Nominating and Corporate Governance Committee held six (6) meetings. The mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

A-10 ..

Corporate Governance Disclosure Requirements (National Insturments 58-101)		Does the Corporation align?	Corporate Governance Practices at the Corporation

7.	Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers	✓	Directors’ Compensation: The Nominating and Corporate Governance Committee periodically reviews the adequacy and form of directors’ compensation. In making its recommendations to the Board, the Committee takes into account the time commitment, the risks and responsibilities of directors as well as the types of compensation and the amounts paid to the directors based on a peer group of North American publicly traded companies in the publishing, manufacturing and other capital intensive industries with similar revenues and asset bases (the “Reference Group”). Directors who are officers of the Corporation receive no remuneration as directors.

Executive Compensation: The Human Resources and Compensation Committee is responsible for assessing, on an annual basis, and approving the global compensation of senior management, or in the case of the Corporation’s five most senior ranking executive officers, recommending their compensation to the Board. Thus, the Board, upon recommendation of the Committee, approves the global compensation of the five most senior ranking executive officers.

To determine appropriate compensation levels, the Corporation uses the Reference Group to establish compensation for senior management, based on the following compensation elements (base salary, target annual incentive, long term incentives and total direct compensation).

Details of directors’ and officers’ compensation are disclosed under Section 3 of this Circular commencing on page 9 under the heading “Compensation of Directors and Executive Officers”.

(b)	Disclose whether or not the Board has a Compensation Committee composed entirely of independent directors. If the Board does not have a Compensation Committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	✓	The Human Resources and Compensation Committee is composed of four directors:

-Mr. Alain Rhéaume (Chairman)
-Mr. Reginald K. Brack
-Mr. André Caillé
-Mr. Robert Coallier

The Board has determined that each of the members of the Human Resources and Compensation Committee is independent within the meaning of the Categorical Standards.

A-11 ..

Corporate Governance Disclosure Requirements (National Insturments 58-101)	Does the Corporation align?	Corporate Governance Practices at the Corporation

Under the NYSE Standards, the Compensation Committee should be composed solely of “independent directors” and should have its own charter.	✓	The Board has affirmatively determined that each of the members of the Human Resources and Compensation Committee is “independent” as the expression is defined in Section 303A(2) of the NYSE Standards.

(c) If the Board has a Compensation Committee, describe the responsibilities, powers and operation of the Compensation Committee.	✓	The Human Resources and Compensation Committee’s responsibilities include: (i) succession planning for the members of senior management; (ii) hiring and appointment, as well as the assessment of members of senior management and approving the compensation of senior management or, in the case of the Corporation’s five most senior ranking executive officers, recommending their compensation to the Board; (iii) reviewing the CEO’s corporate goals and objectives and assessing his performance in light of such goals and objectives; and (iv) ensuring that appropriate human resources systems are in place, so that the Corporation can attract, motivate and retain the quality of personnel required to meet its business objectives.

All the minutes of the Committee are submitted to the Board for information purposes and the Chairman of the Committee reports regularly to the Board on the business, findings, and recommendations of the Committee.

During the financial year ended December 31, 2005, the Human Resources and Compensation Committee held seven meetings. The mandate of the Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

A-12 ..

Corporate Governance Disclosure Requirements (National Insturments 58-101)		Does the Corporation align?	Corporate Governance Practices at the Corporation

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.	✓	During the financial year 2005, the Nominating and Corporate Governance Committee retained the services of Towers Perrin to conduct a survey on directors’ compensation based on the Reference Group which was composed of U.S. publicly traded companies.

8.	Other Board Committees — If the Board has standing Committees other than the Audit, Compensation and Nominating Committees, identify the Committees and describe their function.	✓	The Board has two additional standing committees, namely: the Executive Committee and the Pension Committee. The roles and responsibilities of such Committees are described below.

Executive Committee: The Board has adopted a formal mandate for the Executive Committee, which provides that it must be composed of a minimum of three and a maximum of seven directors, a majority of whom shall qualify as “independent” directors within the meaning of the Categorical Standards. The mandate provides that the Committee shall deal with such matters as cannot be effectively dealt with by the Board in a timely fashion and will be convened to meet on an ad hoc basis in order to do so. The Executive Committee was not required to and did not in fact meet in 2005.

The Executive Committee is composed of five directors:

-The Right Honourable Brian Mulroney (Chairman)
-Mr. Reginald K. Brack
-Mr. André Caillé
-Mr. Robert Coallier
-Mr. Pierre Karl Péladeau

The mandate of the Executive Committee is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

A-13 ..

Corporate Governance Disclosure	Does the
Requirements,	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

Pension Committee: The Board has adopted a formal mandate for the Pension Committee. The Pension Committee’s responsibilities include approving and monitoring the funding policies for the Corporation’spension plans as well as the investment policy and investment objectives and guidelines for the pension plans.

The Pension Committee is composed of three directors: -Ms. Monique F. Leroux (Chairperson) -Mr. James Doughan (who is not standing for re-election) -Mr. Robert Normand

The Board has determined that each of the members of the Pension Committee is independent within the meaning of the Categorical Standards.

During the financial year ended December 31, 2005, the Pension Committee held six meetings.

All the minutes of the Pension Committee are submitted to the Board for information purposes and the Chairperson of the Committee reports regularly to the Board on the business, findings, and recommendations of the Committee.

The mandate of the Pension Committee is available on the Corporation’s website at www.quebecorworld.com under the Investors tab.

..

Corporate Governance Disclosure	Does the
Requirements,	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

9.	Assessments — Disclose whether or not the Board, its Committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its Committees, and its individual directors are performing effectively.	✓	On an annual basis, the Nominating and Corporate Governance Committee assesses the performance and effectiveness of the Board as a whole, the Board Committees, the Committee Chairs and the individual directors. A peer evaluation and self-evaluation was added to the process.

As part of this process, a questionnaire that covers a wide range of topics is distributed to each director for the purpose of evaluating the Board and its Committees. The results of the questionnaire is compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Nominating and Corporate Governance Committee. Also, the results of the questionnaire pertaining to each Committee are presented by the Chair of each Committee to the members of such Committee.

Thereafter, the Chairman of the Nominating and Corporate Governance Committee discusses the results of the questionnaire with the Chairman of the Board and the independent Board members.

The most recent annual evaluation showed that the Board and its Committees, Board and Committee Chairs, and individual directors were effectively fulfilling their responsibilities.

Multilateral Instrument 52-110 and the NYSE Standards state that the Audit Committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	✓	The Audit Committee consists of four directors:

-Mr. Robert Coallier (Chairman)
-Ms. Monique F. Leroux
-Mr. Robert Normand
-Mr. Alain Rhéaume

The Board has determined that each of the members of the Audit Committee is “independent” within the meaning of that term in Multilateral Instrument 52-110 as well as Section 303A(6) of the NYSE Standards.

..

Corporate Governance Disclosure	Does the
Requirements,	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

Under the NYSE Standards, if an Audit Committee member simultaneously serves on the Audit Committee of more than three (3) public companies, and the listed company does not limit the number of Audit Committee on which the Audit Committee members serve to three (3) or less, then in each case, the Board must determine that such simultaneous service would not impair the ability of such member to serve on the listed company’s Audit Committee and disclose such determination in the listed company’s annual proxy statement
	✓	Notwithstanding the fact that Mr. Robert Normand simultaneously serves on the audit committee of more than three public companies, including the Corporation’s Audit Committee, the Board has determined that such simultaneous service does not impair the ability of Mr. Normand to serve as a member of the Corporation’s Audit Committee.

Multilateral Instrument 52-110 states that each Audit Committee member must be financially literate.	✓	Each of the members of the Audit Committee is “financially literate ” i.e. he or she is able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. In addition, at least one member of the Audit Committee is an “Audit Committee Financial Expert”, as contemplated by the rules of the U.S. Securities and Exchange Commission.

Multilateral Instrument 52-110 states that the Audit Committee must have a written charter that sets out its mandate and responsibilities.	✓	The mandate of the Audit Committee, appended as Schedule “D” to this Circular, describes in details the role of the Audit Committee.

Multilateral Instrument 52-110 states that an Audit Committee must recommend to the Board of Directors:
(a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.
	✓	The mandate of the Audit Committee states that the Committee is responsible for recommending the appointment and, if appropriate, the termination of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.

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Corporate Governance Disclosure	Does the
Requirements,	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

Multilateral Instrument 52-110 states that the Audit Committee must be directly responsible for overseeing the work of the external auditor engaged for purpose of preparing and issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.
	✓	The mandate of the Audit Committee provides that the Committee is responsible for overseeing the external auditors and discussing with them both the quality as well as the acceptability of the Corporation’s accounting principles, including any material written communications between the Corporation and the external auditors (which includes any disagreement with management regarding accounting and financial reporting and the resolution thereof).

Multilateral Instrument 52-110 states that an Audit Committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuers’ external auditor.	✓	By virtue of its mandate, the Audit Committee approves and oversees all relationships between the external auditors and the Corporation, including (i) determining which non-audit services the external auditors are prohibited from providing, (ii) approving policies defining audit and permitted non-audit services provided by the external auditors, (iiii) pre-approving all audit services and permitted non-audit services to be provided by the external auditors, and (iv) approving the total amount of fees paid by the Corporation to the external auditors for all audit and permitted non-audit services. The Audit Committee has adopted a Pre-Approval Policy in conformity with the applicable Canadian and U.S. rules (see SECTION 5 — Audit Committee Disclosure on page 24 of this Circular). The Audit Committee reviews this Policy annually.

Multilateral Instrument 52-110 states that an audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the Audit Committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.
	✓	By virtue of its mandate, the Audit Committee is responsible for reviewing the annual and quarterly consolidated financial statements of the Corporation and accompanying information, including the Corporation’s MD&A disclosure and related press release, prior to their release and distribution. The Committee must also review with management and the external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with the securities regulatory authorities in Canada and the United States.

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Corporate Governance Disclosure	Does the
Requirements,	Corporation	Corporate Governance Practices
(National Instrument 58-101)	align?	at the Corporation

Multilateral Instrument 52-110 states that an Audit Committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
	✓	The mandate of the Audit Committee provides that the Committee must establish procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding questionable accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. The Corporation has adopted such procedures. Please refer to the Corporation’s Code of Business Conduct that is available on the Corporation’s website at www.quebecorworld.com under the “Investors” Tab.

Multilateral Instrument 52-110 states that the Audit Committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
	✓	The mandate of the Audit Committee provides that the Committee is responsible for reviewing hiring policies for the current and former partners and employees of the Corporation’s firm of external auditors. In conformity with Multilateral Instrument 52-110 and the U.S. Sarbanes-Oxley Act, the Audit Committee has adopted a “Policy Respecting the Hiring of Employees of the External Auditors”. The Corporation reviews this Policy annually.

Multilateral Instrument 52-110 states that the Audit Committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the Audit Committee; and (c) to communicate directly with the internal and external auditors.
	✓	The mandate of the Audit Committee states that the Committee may, when circumstances dictate, hire external advisors, subject to advising the Chairman of the Board thereof. The Audit Committee will then make arrangements with the Corporation for the appropriate funding for payment of the external advisors retained by it. Also, the Audit Committee has the authority to communicate directly with the internal and external auditors.

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SCHEDULE B
QUEBECOR WORLD INC.
CATEGORICAL STANDARDS OF INDEPENDENCE
General Information
The independence of all directors of Quebecor World Inc. (the “Corporation”) will be reviewed at least annually by the Board of Directors (the “Board”) in light of the specific requirements set out below and these Categorical Standards of Independence (the “Categorical Standards”) are the basis for the independence determinations that will be made public in the Corporation’s Proxy Circular prior to directors standing for election or re-election to the Board. Directors who meet the specific requirements of these Categorical Standards will generally be considered independent.
The Board will be composed of a majority of independent directors pursuant to these Categorical Standards.
The Board may be composed of directors who do not meet these standards for independence, but make valuable contributions to the Board and to the Corporation by reason of their knowledge and experience.
Definitions
An “Affiliate” of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.
“Immediate Family Member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.
“Officers” means a chairman, vice-chairman, chief executive officer, president, chief financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division or function (such as sales, administration or production) and any other officer or person who performs a policy-making function for such a business enterprise. Officers of subsidiaries will be deemed to be officers of the parent if they perform policy-making functions for the parent.
Independence of Directors
To be considered independent, the Board must affirmatively determine that a director does not have any direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. In this regards, the Categorical Standards set out below have been established to assist the Board in determining whether directors are independent or not.
A director will not be independent if:
(i) the director is, or has been within the last three years, an employee of the Corporation, or an Immediate Family Member of the director is, or has been within the last three years, an officer of the Corporation ;(1)(2)

(1)	In this section the term “Corporation” includes any parent or subsidiary in a consolidated group with the Corporation.

(2)	Employment as an interim Board Chair or Chief Executive Officer or other executive officer shall not automatically disqualify a director from being considered independent following that employment.

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(ii) the director has received, or has an Immediate Family Member who has received, during any twelve-month period within the last three years, more than $CDN 75,000 in direct compensation from the Corporation, other than (A) director and committee fees; (B) pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); and (C) compensation received for acting as part-time Chairman or Vice-Chairman of the Board;
(iii) (A) the director or an Immediate Family Member of the director is a current partner of a firm that is the Corporation’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Corporation’s audit within that time;
(iv) the director or an Immediate Family Member of the director is, or has been within the last three years, employed as an officer of another entity where any of the Corporation’s present officers at the same time serves or served on that entity’s compensation committee;
(v) the director is a current employee, or an Immediate Family Member of the director is a current officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $CDN 1 million, or 1% of such other company’s consolidated gross revenues.
(vi) the director or an Immediate Family Member of the director is an officer, director or trustee of a not-for-profit organization that has received charitable contributions from the Corporation in an amount which, in any of the last three fiscal years, exceeds 1% of that organization’s total annual charitable receipts, provided that amounts received as part of a program where the Corporation matches the contribution of its employees are not taken into account in such calculation.
Loans to directors
The Corporation will not make or arrange any personal loans or extensions of credit to directors.
All the members of the Audit Committee (the “Audit Committee”), the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, and the Pension Committee shall be independent pursuant to these Categorical Standards. Members of the Corporation’s Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.
Audit Committee Members
In addition to satisfying the specific requirements set out above, directors who are members of the Corporation’s Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:
•	The Audit Committee member is an Affiliate(3) of the Corporation or any subsidiary of the Corporation, apart from his or her capacity as a member of the Board or of any other Committee of the Board;

(3)	While a facts-based analysis is required to determine whether an Audit Committee member is an Affiliate, a person who is an independent director of a shareholder owning 10% or more of any class of voting securities of the Corporation is generally independent for Audit Committee purposes.

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•	The Audit Committee member or an Immediate Family Member of the Audit Committee member accepts any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, apart from: (A) in his or her capacity as a member of the Board or of any other Committees of the Board; (B) other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); and (C) as a part-time Vice-Chair of the Board or any Board Committee; or

•	The Audit Committee member is a partner, member, managing director occupying a comparable position, or Officer (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a consulting, legal, accounting, investment banking or financial advisory services firm which provides services to the Corporation or any subsidiary of the Corporation for fees.

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SCHEDULE C
QUEBECOR WORLD INC.
MANDATE OF THE BOARD OF DIRECTORS
The Board of Directors (the “Board”) is responsible for the stewardship of the Corporation and, as such, it must provide independent, effective leadership and vision to supervise the management of the Corporation’s business and affairs. The Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities. The Board provides leadership and vision to supervise the management of the Corporation in the best interests of its shareholders.
All decisions of the Board must be made in the best interests of the Corporation and its shareholders.
     COMPOSITION AND QUORUM
The Board is composed of a minimum of three (3) and a maximum of fifteen (15) directors. The majority of the directors must be independent under the Categorical Standards of Independence for Directors (the “Categorical Standards”) adopted by the Board and applicable law.
The quorum at any meeting of the Board is a majority of directors in office.
     RESPONSIBILITIES
The Board has the following responsibilities:
     With respect to strategic planning
1.	Reviewing and approving, annually, the Corporation’s long-term strategy, taking into account, amongst other matters, business opportunities and risks.

2.	Approving and monitoring the implementation of the Corporation’s annual business plan.

3.	Advising management on strategic issues.
     With respect to human resources and performance assessment
1.	Selecting the President and Chief Executive Officer (“CEO”) and approving the appointment of the officers,

2.	With the advice of the Human Resources and Compensation Committee, approving the corporate objectives that the CEO is responsible for meeting and evaluating the CEO’s performance in light of theses objectives and the Board’s expectations and approving the CEO’s global compensation based on this evaluation.

3.	With the advice of the Human Resources and Compensation Committee, evaluating the performance of the four (4) most senior ranking executive officers of the Corporation (other than the CEO) against the Board’s expectations and fixed objectives and approving their global compensation based on this evaluation.
     With respect to financial matters and internal control
1.	Monitoring the integrity and quality of the Corporation’s financial statements and the appropriateness of their disclosure.

2.	Reviewing the general content of the Corporation’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, Form 6-K (including

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any Supplemental Disclosure documents thereto) and Form 40-F, and any other document required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities in Canada or the United States.

3.	Approving operating and capital budgets, the issuance of securities and, subject to the Schedule of Authority adopted by the Board, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major transactions such as investments or divestitures and other financial commitments in excess of the delegated authority.

4.	Considering and, in the Board’s discretion, approving any matters recommended by the Board Committees and/or proposed by management.

5.	Determining dividend policies and procedures and approving the payment of dividends.

6.	Ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities.

7.	Monitoring the Corporation’s internal control and management information systems.

8.	Monitoring the Corporation’s compliance with applicable legal and regulatory requirements.

9.	Reviewing annually the Corporation’s Communications Policy and monitoring the Corporation’s communications with analysts, investors and the public.
     With respect to corporate governance matters
1.	Overseeing management in the competent and ethical operation of the Corporation.

2.	Taking all reasonable steps to satisfy itself of the integrity of management and that management creates a culture of integrity throughout the Corporation.

3.	Ensuring that appropriate processes are in place, so that the Board and its Committees can function independently from management.

4.	With the advice of the Nominating and Corporate Governance Committee, reviewing, once or more annually as required, the Corporation’s corporate governance guidelines and adopting new ones. Identifying decisions that require approval of the Board. Ensuring that the Corporation has measures for receiving feedback from the shareholders.

5.	Reviewing annually the comprehensive Code of Business Conduct for the Corporation’s directors, officers and employees. This Code also serves as a Code of Ethics for the CEO and the financial officers of the Corporation. Monitoring compliance with the Code of Business Conduct and granting exceptionally and disclosing, or declining, any waiver from the Code for directors and officers.

6.	Ensuring that there is an annual performance assessment of the Board, Board Committees, Board and Committee Chairs and individual directors and Lead Director.

7.	Monitoring management and Board succession planning process.

8.	Monitoring the size and composition of the Board and its Committees based on competencies, skills and personal qualities sought in Board members. Reviewing and approving annually the composition of the Board Committees.

9.	Approving the list of Board nominees for election by shareholders.

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10.	Reviewing and approving annually the mandates of the Board and Committees and of their respective Chairman and of the Lead Director. The Board delegates certain of its functions to Committees, each of which has a written charter. There are five (5) Board Committees, to wit: (i) the Executive Committee; (ii) the Audit Committee, (iii) the Human Resources and Compensation Committee, (iv) the Nominating and Corporate Governance Committee and, (v) the Pension Committee. The roles and responsibilities of each Committee are described in the respective Committee charter.

11.	With the advice of the Nominating and Corporate Governance Committee, determining, in the Board’s business judgment, that all the Audit Committee members are “financially literate” and determining which Audit Committee member qualifies as an “audit committee financial expert” under applicable law.

12.	If an Audit Committee member simultaneously serves on the audit committees of more than three (3) public companies (including the Corporation), determining whether such simultaneous service does not impair the ability of such member to effectively serve on the Corporation’s Audit Committee
     With respect to pension matters
1.	In conjunction with the Pension Committee, monitoring governance structure, funding, and investment policies for the Corporation’s pension plans.

2.	In conjunction with the Pension Committee, monitoring the investment management of the pension funds.
     METHOD OF OPERATION
1.	The Board shall appoint annually its Chairman and Vice Chairman from among the Corporation’s directors. The Board shall also appoint annually a Lead Director from and amongst the independent directors to chair the independent directors’ meetings and to assume other appropriate functions as specified in the Lead Director’s mandate.

2.	Meetings of the Board are held at least quarterly and as required; in addition, a special meeting of the Board is held, at least annually, to review the Corporation’s strategic plan.

3.	The Chairman of the Board develops the agenda for each Board meeting in consultation with the CEO and the Secretary. The agenda and the appropriate material are provided to the directors on a timely basis prior to any Board meeting.

4.	The independent directors meet in camera sessions at each regularly scheduled meeting.

5.	The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board Committees, and the Board and Committee Chairs, as well as of the Lead Director.

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SCHEDULE D
QUEBECOR WORLD INC.
MANDATE OF THE AUDIT COMMITTEE
The Audit Committee (the “Committee”) assists the Board of Directors (the “Board”) in overseeing the Corporation’s financial controls and reporting. The Committee also ascertains that the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. The Committee is a standing committee of the Board.
COMPOSITION AND QUORUM
The Committee is composed of a minimum of three (3) and a maximum of five (5) members who will be independent under the Categorical Standards of Independence for Directors adopted by the Board and applicable law. Each member of the Committee must be “financially literate” and at least one member must be an” audit committee financial expert” under applicable laws and regulations (all as determined by the Board).
Members of the Committee do not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services as consultant or as legal or financial advisor, regardless of the amount, but excludes any compensation approved by the Board and that is paid to the directors as members of the Board and its Committees
The quorum at any meeting of the Committee is a majority of its members.
Because of the Committee’s demanding role and responsibilities, the Nominating and Corporate Governance Committee reviews any invitation to Committee members to join the audit committee of any other company or corporation. Where a member of the Committee simultaneously serves on the audit committee of more than three (3) public companies, including the Committee, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Committee.
RESPONSIBILITIES
The Committee has the following responsibilities:
With respect to accounting and financial reporting
1.	Reviewing with management and the external auditor the annual financial statements and accompanying notes, the external auditor’s report thereon, the Management’s Discussion and Analysis of the Financial Condition and Results of Operations (the “MD&A”), and the related press release, and obtaining explanations from management on all significant variances with comparative periods, before recommending approval by the Board and the release thereof.

2.	Reviewing with management and the external auditor the quarterly financial statements and accompanying notes, the external auditor’s review thereof, the MD&A, and the related press release, and obtaining explanations from management on all significant variances with comparative periods, before recommending the approval by the Board and the release thereof.

3.	Reviewing the financial information contained in the Annual Information Form, Form 40-F, Annual Report, Management Proxy Circular, MD&A, Prospectuses, and the Quarterly Report on Form 6-K (including any Supplemental Disclosure documents thereto) and reviewing other documents containing similar financial information before their public disclosure or filing with regulatory authorities in Canada or the United States.

4.	Reviewing with management and the external auditor the quality and not just the acceptability of the Corporation’s accounting policies and any changes that are proposed to be made thereto, including (i) all

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critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the impact of their use and the external auditor’s preferred treatment, and (iii) any other material communications between the external auditor and management with respect thereto; and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

5.	Reviewing with the external auditor any audit problems or difficulties and management’s response thereto and resolving any disagreement between management and the external auditor regarding accounting and financial reporting.

6.	Periodically reviewing the Corporation’s Communications Policy to ensure that it conforms with applicable legal and regulatory requirements.

7.	Ensuring that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in paragraphs 1 and 2 above, and periodically assess the adequacy of those procedures.

8.	Reviewing the Committee’s report to the shareholders.
With respect to risk management, internal controls and disclosure controls and procedures
1.	Monitoring the quality and integrity of the Corporation’s financial and accounting systems and management information systems as well as the existence and proper operation of disclosure procedures and controls and internal controls, through discussions with management and the internal and external auditors.

2.	Reviewing on a regular basis and monitoring the Corporation’s risk assessment and management policies, including hedging policies through the use of financial derivative transactions.

3.	Annually, as of fiscal year ending on December 31, 2006, reviewing the report of the external auditor on management’s assessment of the Corporation’s internal control over financial reporting describing any material issues raised by the most recent reviews of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues.

4.	Assisting the Board with the oversight of the Corporation’s compliance with applicable legal and regulatory requirements.

5.	Establishing and, if required, revising procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

6.	Establishing and, if required, revising procedures for “whistleblower protection” to ensure that no employee of the Corporation and its subsidiaries or business units are discharged or otherwise penalized for reporting in good faith to his or her supervisor or to any competent authorities, potential violations of any laws or regulations applicable to the Corporation.

7.	Reviewing, when required, the Corporation’s Code of Ethics (including any modifications thereto) for its Chief Executive Officer, Chief Financial Officer, controller and principal accounting officer and persons performing similar functions and ensuring that there are no violations to this Code, which Code is implicitly included in the Code of Business Conduct.
With respect to the internal auditors
1.	Monitoring the qualifications and performance of the internal auditors and review their degree of independence.

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2.	Reviewing the internal audit program, its scope and capacity to ensure the effectiveness of the systems of internal control and reporting accuracy.

3.	Monitoring the execution of the internal audit plan and following through with the recommendations made by the internal auditors to ensure that the management of the Corporation takes, in each case, the appropriate steps to correct any deficiencies.

4.	Ensuring that the internal auditors are always ultimately accountable to the Committee and the Board.
With respect to the external auditor
1.	Reviewing, at least annually, a report by the external auditor describing its internal quality-control procedures; any material issues raised by the most recent internal quality-control review of the firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues.

2.	Reviewing the annual written statement of the external auditors regarding all its relationships with the Corporation and discussing any issues, relationships or services that may impact on its objectivity or independence.

3.	Recommending the appointment of the external auditor and its remuneration for the audit services and, if appropriate, the termination of its mandate (subject however, in both cases to the shareholders’ approval) and monitoring its qualifications, performance and independence.

4.	Pre-approving all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor is entitled to provide, and pre-approving permitted non-audit services to be performed by the external auditor, the whole in accordance with the Corporation’s Pre-Approval Policy and with the laws and regulations in force. Revising annually the Corporation’s Pre-Approval Policy.

5.	Approving the basis and amount of the external auditor’s fees for both audit and authorized non-audit services.

6.	Reviewing the audit plan with the external auditor and management and approving the scope, extent and schedule of such audit plan.

7.	Reviewing the Corporation’s hiring policies for current and former partners or employees of the external auditor.

8.	Ensuring the rotation of relevant audit partners in conformity with the legal requirements in force.

9.	Ensuring that the external auditor is always accountable to the Committee and the Board.

10.	Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditor and of any advisors or experts retained by the Committee.
With respect to the parent company
1.	While recognizing the control framework of the parent company, establishing close coordination and communication with the audit committee of the parent company.

2.	Providing for substantial sharing of information with the parent company and its audit committee, to the extent permitted by law, while putting in place safeguards to ensure that the sharing of information is not used by the parent company to the disadvantage of the Corporation’s minority shareholders.

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3.	Reviewing and monitoring all material related party transactions.
METHOD OF OPERATION
1.	The Chairman of the Committee is appointed each year by the Board.

2.	The Secretary or Assistant Secretary of the Corporation acts as the secretary of the Committee.

3.	Meetings of the Committee are held at least quarterly and as required.

4.	The Chairman of the Committee develops the agenda for each meeting of the Committee in consultation with the Chief Financial Officer and Secretary. The agenda and the appropriate material are provided to members of the Committee on a timely basis prior to any meeting of the Committee.

5.	The Chairman of the Committee reports regularly to the Board on the business, findings and recommendations of the Committee.

6.	The Committee has at all times a direct line of communication with the internal and external auditors.

7.	At each regularly scheduled meeting, the Committee shall meet in camera.

8.	At each regularly scheduled meeting, the Committee meets separately with management, the internal auditors and external auditors.

9.	The Committee may, when circumstances dictate, engage external advisors, subject to advising the Chairman of the Board thereof.

10.	The Committee annually reviews its mandate and reports to the Board on its adequacy.

11.	The Nominating and Corporate Governance Committee annually supervises the performance assessment of the Committee and its members.

12.	The minutes of the Committee meetings are approved by the Committee and submitted to the Board for information purposes.
Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Committee. Even though the Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate.
Members of the Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

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SCHEDULE E
QUEBECOR WORLD INC.
SHAREHOLDER PROPOSAL
Mr. Michael J. Miller has submitted the following shareholder proposal for consideration at Quebecor World’s 2006 Annual Meeting of Shareholders. This shareholder proposal was submitted in English and was translated into French by Quebecor World.
RESOLVED: The stockholders of Quebecor World Inc. (the “Company”) request that the Board of Directors seek approval of the holders of its Subordinate Voting Shares at least every three years to continue the Company’s share structure.
Supporting Statement of Mr. Miller:
The Company has two classes of stock with disparate voting rights. As of the Record Date of the 2005 Annual Meeting of Shareholders (the “Annual Meeting”), there were 46,987,120 Multiple Voting Shares, each of which carries the right to 10 votes per share, and 85,957,972 Subordinate Voting Shares, each of which carries the right to one vote. Of the two classes of shares that carry voting rights, the Subordinate Voting Shares are the only ones listed and traded on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”).
The 2005 Management Proxy Circular declares that Quebecor Inc. held 99.84% of the Multiple Voting Shares issued and outstanding and 84.40% of all the voting interests in the Company. In contrast, the Multiple Voting Shares represent a minority of capital invested in the Company. A trust constituted for the benefit of the Company’s founding family has voting control of Quebecor Inc.
We believe this disproportionate voting power presents a significant danger to the stockholders. As Louis Lowenstein has observed, dual class voting stocks reduce accountability for corporate officers and insiders. What’s Wrong With Wall Street (1988). They eliminate “checks or balances, except for fiduciary duty rules that reach only the most egregious sorts of behaviour.” 1989 Columbia Law Review 979, 1008.
The danger of such disproportionate power is illustrated, in our view, by the charges of fraud that have recently been brought against the top executives of Hollinger International and Adelphia Communications. Each of those companies had a capital structure that gave disproportionate voting power to insiders. We believe those capital structures were a factor that contributed to the alleged frauds by reducing accountability.
Moreover, a study by Burgundy Asset Management found that companies with single-class structures outperformed their dual-class counterparts over time. www.burgundy-asset.com/sept-96.asp. Dual-class structures could also make it more difficult to raise additional capital by investors opposed to dual-class structures, such as the Canadian Coalition on Good Governance, formed by 23 of Canada’s leading institutional investors with a combined $400 billion in assets.
In 1994, the NYSE prohibited dual-class structures for U.S. companies. Since this new regulation went into effect, many companies have switched to a one share, one vote structure.
In Canada, Sherritt International Corp., Home Capital Group Inc., Sino-Forest Corp., Gildan Activewear, and MDC Partners Inc. have recently eliminated stocks with disparate voting rights in order to provide each share of their common stock with a single vote.
The holders of Subordinate Voting Shares should, therefore, have an opportunity to re-approve the Company’s share structure at least every three years.
For these reasons, please vote FOR this proposal.
Quebecor World’s Response:
Quebecor World has carefully reviewed the shareholder proposal submitted by Mr. Michael J. Miller reproduced above. The subject matter of such shareholder proposal is, pursuant to applicable law and Quebecor World’s by-laws, a matter that is solely within the purview of the holders of the Corporation’s Multiple Voting Shares and Subordinate Voting Shares voting together. Consequently, the proposal will be voted on by all such shareholders. Quebecor World wishes to inform shareholders that its significant shareholder, Quebecor Inc., has advised the Corporation of its intention to vote all of its Multiple Voting Shares against the shareholder proposal and has requested that the vote thereon take place by ballot.
In addition, a proposal virtually identical to the one submitted by Mr. Michael J. Miller was submitted by the American Federation of Labor and Congress for Industrial Organizations (AFL-CIO) for consideration by the shareholders at Quebecor World’s 2005 Annual Meeting of Shareholders, such proposal having been attached as Schedule C to the Information Circular dated March 24, 2005. Shareholders should note that at Quebecor World’s Annual Meeting of Shareholders held on May 10, 2005, over 90% of the votes cast with respect to the previous shareholder proposal voted against such proposal.
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E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie Chlumecky
Title:      Assistant Secretary

Date:     March 27, 2006